SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2007

On August 2, 2007, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan information as to the registrant’s financial condition and results of operations at and for the three months ended June 30, 2007. Attached hereto is a copy of the press release, dated August 2, 2007, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2008. The consolidated financial information of the registrant in the press release was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, was prepared on the basis of accounting principles generally accepted in Japan. The financial information for the three months ended June 30, 2007 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2008 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s earnings projections are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from these forecasts, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from the projected earnings.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: August 2, 2007

Outline of Financial Results	August 2, 2007
For the Three Months Ended June 30, 2007	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Representative: Satoshi Miura, President

Contact: Koji Ito, Head of IR, Finance and Accounting Department/ TEL(03)5205-5581

1.	Consolidated Financial Results for the Three Months Ended June 30, 2007 (April 1, 2007 – June 30, 2007)

Amounts are rounded off to nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss)
Three months ended June 30, 2007	2,585,272	(1.5)%	299,230	(16.7)%	312,934	(13.1)%	149,567	3.4%
Three months ended June 30, 2006	2,624,005	0.9%	359,178	(10.1)%	360,287	(22.4)%	144,681	(18.5)%
Year ended March 31, 2007	10,760,550		1,107,015		1,138,001		476,907

Note:	Percentages above represent changes from the corresponding previous period.

	Earnings (Loss) per Share	Diluted Earnings per Share
Three months ended June 30, 2007	10,822.77 (yen)	— (yen)
Three months ended June 30, 2006	10,467.63 (yen)	— (yen)
Year ended March 31, 2007	34,506.55 (yen)	— (yen)

Note:	Weighted average number of shares outstanding (consolidated):

For the three months ended June 30, 2007: 13,819,655 shares For the three months ended June 30, 2006: 13,821,753 shares
For the year ended March 31, 2007: 13,820,769 shares

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
June 30, 2007	18,121,264	7,265,492	40.1%	525,733.58 (yen)
June 30, 2006	18,346,252	6,863,267	37.4%	496,558.23 (yen)
March 31, 2007	18,365,775	7,172,610	39.1%	519,014.60 (yen)

Note:	Number of shares outstanding at end of period (consolidated):

June 30, 2007: 13,819,722 shares June 30, 2006: 13,821,676 shares March 31, 2007: 13,819,669 shares

(3) Consolidated Cash Flows

	(Millions of yen)
	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents at End of Period
Three months ended June 30, 2007	610,336	(610,658)	(189,009)	607,190
Three months ended June 30, 2006	230,483	(628,688)	(95,479)	917,138
Year ended March 31, 2007	2,361,289	(2,150,990)	(831,830)	796,255

2.	Dividends

Dividends per Share
	Interim Dividends per Share	Year-end Dividends per Share	Total Dividends per Share
Year ended March 31, 2007	4,000.00 (yen)	4,000.00 (yen)	8,000.00 (yen)
Year ending March 31, 2008	—	—	—
Year ending March 31, 2008 (Forecasts)	4,500.00 (yen)	4,500.00 (yen)	9,000.00 (yen)

3.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2008 (April 1, 2007 – March 31, 2008)

(Millions of yen, except per share amounts)
	Operating Revenues	Operating Income	Income before Income Taxes	Net Income	Earnings per Share
Year ending March 31, 2008	10,700,000 (0.6)%	1,110,000 0.3%	1,110,000 (2.5)%	460,000 (3.5)%	33,285.76 (yen)

Notes:	1. Percentages above represent changes from the previous year.

2. Except for Earnings per Share, forecasts for the fiscal year ending March 31, 2008 have not been changed from those announced on May 11, 2007. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 18.

* Consolidated financial statements are unaudited.

4.	Other

(1)	Change in reporting entities (change in significant consolidated subsidiaries): No

(2)	Adoption of simplified accounting method: Yes

Income taxes are calculated using an estimated annual income tax rate based on the statutory tax rate.

(3)	Change in accounting method from the most recent fiscal year: No

(Reference) Non-Consolidated Financial Results

For the Three Months Ended June 30, 2007	[Japanese GAAP]

1.	Non-consolidated Financial Results for the Three Months Ended June 30, 2007 (April 1, 2007 – June 30, 2007)

Amounts are rounded off per 1 million yen.

(1) Non-consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income
Three months ended June 30, 2007	181,024	1.0%	145,848	0.4%	147,154	0.3%	144,864	0.9%
Three months ended June 30, 2006	179,176	18.0%	145,219	23.0%	146,759	21.9%	143,522	22.9%
Year ended March 31, 2007	359,982		197,873		206,226		189,399

Note: Percentages above represent changes from the corresponding previous period.

Earnings per Share
Three months ended June 30, 2007	10,482.50 (yen)
Three months ended June 30, 2006	10,383.84 (yen)
Year ended March 31, 2007	13,703.94 (yen)

(2) Non-consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
June 30, 2007	8,081,539	5,126,111	63.4%	370,927.26	(yen)
June 30, 2006	8,165,096	5,047,107	61.8%	365,158.86	(yen)
March 31, 2007	8,061,382	5,035,635	62.5%	364,381.77	(yen)

(Reference) Shareholder’s equity	For the three months ended June 30, 2007: 5,126,111 million yen
For the three months ended June 30, 2006: 5,047,107 million yen

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2008 (April 1, 2007 – March 31, 2008)

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Year ending March 31, 2008	381,000	5.8%	208,000	5.1%	213,000	3.3%	212,000	11.9%	15,340.40	(yen)

Notes:	1.	Percentages above represent changes from the previous year.
	2.	Except for Earnings per Share, forecasts for the fiscal year ending March 31, 2008 have not been changed from those announced on May 11, 2007. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 18.

*Non-consolidated financial statements are unaudited.

Notes:	1.	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 18.
	2.	As NTT evaluates the business performance on an annual basis, prospects on a half-year basis are not provided.
	3.	On July 1, 2007, the NTT Kosei-Nenkin-Kikin (“NTT Plan”) received the permission to be relieved of the obligations related to past services to disburse the NTT Plan benefits covering the substitutional portion. Under U.S. GAAP, on a consolidated basis, gain or loss on transfer of such portion will be recognized when the entire transfer has been completed. With respect to the impact* which this transfer will have on consolidated earnings, the date of the transfer and the settlement amounts are undetermined and the impact from change in depreciation methods used in major subsidiaries is expected (i.e., increase in operating expenses). Accordingly, NTT plans to modify its full-year forecasted results at interim period.
		*As of March 31, 2007, the results of preliminary calculations were approximately ¥340 billion (decrease in operating expenses).

		For more information regarding the transfer of the substitutional portion of the NTT Plan, please see page 10 (consolidated) and page 17 (non-consolidated).

1.	Analysis of Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2008

Operating revenues totaled ¥2,585.3 billion, a decline of ¥38.7 billion from the corresponding period in the previous year (down 1.5% from the corresponding period in the previous year). Although voice-related revenues continued to decline, IP-related revenues increased as active marketing of B FLET’S and optical telephone services resulted in further progress in the customer shift to IP services, and system integration revenues also continued to grow. As a result, excluding the approximately ¥30 billion one-time increase in revenue that NTT DoCoMo, Inc. recorded during the corresponding period in the previous fiscal year representing an estimated amount for expired minutes under its “two-month rollover (Nikagetsu Kurikoshi)” plan, operating revenues remained only slightly short of prior-year levels.

Operating expenses were ¥2,286.0 billion, an increase of ¥21.2 billion from the corresponding period in the previous year (up 0.9% from the corresponding period in the previous year). This increase is due primarily to the fact that, despite efforts to reduce operating expenses, mostly in the fixed-line communications segment, costs linked to increases in handset sales and costs associated with various measures in the mobile communications segment both increased, as did costs associated with increased sales in systems integration.

As a result, operating income totaled ¥299.2 billion (down 16.7% from the corresponding period in the previous year), and income before income taxes totaled ¥312.9 billion (down 13.1% from the corresponding period in the previous year), declining ¥59.9 billion and ¥47.4 billion, respectively. Net income increased ¥4.9 billion to ¥149.6 billion (up 3.4% from the corresponding period in the previous year), due in part to a decline in income taxes (recorded as a decline in deferred tax liabilities) resulting from share repurchases by NTT DoCoMo, Inc.

2.	Transfer of Substitutional Portion of Employee Pension Fund

(1)	Submission of Extraordinary Report

On April 17, 2007, the NTT Kosei-Nenkin-Kikin (“NTT Plan”), in which NTT and some domestic affiliates participate, filed a request with the Minister of Health, Labor and Welfare under the Defined-Benefit Corporate Pension Law to be relieved of the obligations related to past services to disburse NTT Plan benefits covering the substitutional portion. Approval was granted on July 1, 2007.

Though under U.S. GAAP, on a consolidated basis, gain or loss on transfer of such portion of the NTT Plan will be recognized when the entire transfer of benefit obligations and related plan assets has been completed, pursuant to Article 24-5 Paragraph 4 of the Securities and Exchange Law and the provisions of Article 19, Paragraph 2, Item 19 of Cabinet Office Ordinance Concerning Corporate Disclosures, an extraordinary report on the transfer of the substitutional portion of the NTT Plan was submitted to the Kanto Local Finance Bureau on August 2, 2007. For more information, please see page10 (consolidated) and page 17 (non-consolidated).

Based on preliminary calculations, assuming that payment of an amount equivalent to the plan assets to be transferred was made on March 31, 2007, the impact of the transfer on NTT’s consolidated financial statements is projected to be a decrease in operating expenses of approximately ¥340.0 billion.

(2)	Review of Earnings Forecasts

Since the date of the transfer and the settlement amount are undetermined and changes in the depreciation methods used by NTT’s major subsidiaries (which may result in an increase in operating expense) and other factors are expected to affect consolidated earnings in this fiscal year, NTT plans to modify its full-year forecasted results at the semi-annual period ending September 30, 2007 to include the impact of the transfer on consolidated earnings.

3. Consolidated Balance Sheets

	(Millions of yen)
	March 31, 2007	June 30, 2007	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	796,255	607,190	(189,065)
Short-term investments	111,901	67,226	(44,675)
Notes and accounts receivable, trade	2,102,435	1,938,580	(163,855)
Allowance for doubtful accounts	(31,297)	(31,159)	138
Inventories	309,097	382,563	73,466
Prepaid expenses and other current assets	341,243	452,270	111,027
Deferred income taxes	261,534	256,632	(4,902)
Total current assets	3,891,168	3,673,302	(217,866)

Property, plant and equipment:
Telecommunications equipment	14,639,792	14,733,008	93,216
Telecommunications service lines	13,442,566	13,508,570	66,004
Buildings and structures	5,730,034	5,737,608	7,574
Machinery, vessels and tools	1,864,159	1,879,107	14,948
Land	877,009	930,674	53,665
Construction in progress	289,447	273,863	(15,584)
Accumulated depreciation	(26,419,195)	(26,679,468)	(260,273)
Total property, plant and equipment	10,423,812	10,383,362	(40,450)

Investments and other assets:
Investments in affiliated companies	273,951	255,883	(18,068)
Marketable securities and other investments	509,798	567,919	58,121
Goodwill, net	387,066	414,773	27,707
Other intangibles, net	1,329,714	1,323,645	(6,069)
Other assets	776,270	748,651	(27,619)
Deferred income taxes	773,996	753,729	(20,267)
Total investments and other assets	4,050,795	4,064,600	13,805

TOTAL ASSETS	18,365,775	18,121,264	(244,511)

	(Millions of yen)
	March 31, 2007	June 30, 2007	Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	414,290	531,948	117,658
Current portion of long-term debt	837,840	874,812	36,972
Accounts payable, trade	1,446,681	1,193,525	(253,156)
Accrued payroll	486,108	342,605	(143,503)
Accrued interest	14,602	15,777	1,175
Accrued taxes on income	108,556	73,302	(35,254)
Accrued consumption tax	45,808	47,663	1,855
Advances received	47,412	66,675	19,263
Other	329,516	412,546	83,030
Total current liabilities	3,730,813	3,558,853	(171,960)

Long-term liabilities:
Long-term debt	3,510,370	3,362,015	(148,355)
Obligations under capital leases	96,231	90,119	(6,112)
Liability for employees’ retirement benefits	1,534,993	1,534,034	(959)
Other	468,774	492,588	23,814
Total long-term liabilities	5,610,368	5,478,756	(131,612)

Minority interest in consolidated subsidiaries	1,851,984	1,818,163	(33,821)

Shareholders’ equity:
Common stock	937,950	937,950	—
Additional paid-in capital	2,844,103	2,844,130	27
Retained earnings	4,127,421	4,221,709	94,288
Accumulated other comprehensive income (loss)	172,558	171,126	(1,432)
Treasury stock, at cost	(909,422)	(909,423)	(1)
Total shareholders’ equity	7,172,610	7,265,492	92,882

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,365,775	18,121,264	(244,511)

4. Consolidated Statements of Income

	(Millions of yen)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (Decrease)	Year ended March 31, 2007
Operating revenues:
Fixed voice related services	792,132	727,515	(64,617)	3,113,549
Mobile voice related services	781,064	719,660	(61,404)	3,021,263
IP/packet communications services	532,635	609,902	77,267	2,247,948
Sales of telecommunications equipment	149,187	144,146	(5,041)	583,349
System integration	209,942	225,249	15,307	1,092,738
Other	159,045	158,800	(245)	701,703
Total operating revenues	2,624,005	2,585,272	(38,733)	10,760,550

Operating expenses:
Cost of services (exclusive of items shown separately below)	538,693	553,962	15,269	2,325,712
Cost of equipment sold (exclusive of items shown separately below)	327,555	341,712	14,157	1,333,237
Cost of system integration (exclusive of items shown separately below)	128,873	140,397	11,524	737,271
Depreciation and amortization	507,109	507,399	290	2,097,327
Impairment loss	174	286	112	3,620
Selling, general and administrative expenses	762,423	742,286	(20,137)	3,140,587
Write-down of goodwill and other intangible assets	—	—	—	15,781
Total operating expenses	2,264,827	2,286,042	21,215	9,653,535

Operating income	359,178	299,230	(59,948)	1,107,015

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(17,021)	(16,958)	63	(69,533)
Interest income	6,115	6,653	538	27,088
Other, net	12,015	24,009	11,994	73,431
Total other income and expenses	1,109	13,704	12,595	30,986

Income (loss) before income taxes	360,287	312,934	(47,353)	1,138,001
Income tax expense (benefit)	150,935	113,381	(37,554)	468,269
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	209,352	199,553	(9,799)	669,732
Minority interest in consolidated subsidiaries	66,799	51,416	(15,383)	195,926
Equity in earnings (losses) of affiliated companies	2,128	1,430	(698)	3,101
Net income (loss)	144,681	149,567	4,886	476,907

5. Consolidated Statements of Shareholders’ Equity

	(Millions of yen)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (Decrease)	Year ended March 31, 2007
Common stock:
At beginning of period	937,950	937,950	—	937,950
At end of period	937,950	937,950	—	937,950

Additional paid-in capital:
At beginning of period	2,843,108	2,844,103	995	2,843,108
other	—	27	27	995
At end of period	2,843,108	2,844,130	1,022	2,844,103

Retained earnings:
At beginning of period	3,747,265	4,127,421	380,156	3,747,265
Cash dividends	(41,466)	(55,279)	(13,813)	(96,751)
Net income (loss)	144,681	149,567	4,886	476,907
At end of period	3,850,480	4,221,709	371,229	4,127,421

Accumulated other comprehensive income (loss):
At beginning of period	158,291	172,558	14,267	158,291
Other comprehensive income (loss)	(19,381)	(1,432)	17,949	(6,113)
Adjustment to initially apply SFAS No.158	—	—	—	20,380
At end of period	138,910	171,126	32,216	172,558

Treasury stock, at cost
At beginning of period	(907,088)	(909,422)	(2,334)	(907,088)
Net change in treasury stock	(93)	(1)	92	(2,334)
At end of period	(907,181)	(909,423)	(2,242)	(909,422)
Shareholders’ equity at end of period	6,863,267	7,265,492	402,225	7,172,610

Summary of total comprehensive income (loss):
Net income (loss)	144,681	149,567	4,886	476,907
Other comprehensive income (loss)	(19,381)	(1,432)	17,949	(6,113)
Comprehensive income (loss)	125,300	148,135	22,835	470,794

6. Consolidated Statements of Cash Flows

	(Millions of yen)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (Decrease)	Year ended March 31, 2007
I Cash flows from operating activities:

Net income (loss)	144,681	149,567	4,886	476,907
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	507,109	507,399	290	2,097,327
Impairment loss	174	286	112	3,620
Minority interest in consolidated subsidiaries	66,799	51,416	(15,383)	195,926
Write-down of goodwill and other intangible assets	—	—	—	15,781
Loss on disposal of property, plant and equipment	20,169	23,169	3,000	136,167
Equity in (earnings) losses of affiliated companies	(2,128)	(1,430)	698	(3,101)
(Increase) decrease in notes and accounts receivable, trade	196,817	198,345	1,528	(280,524)
(Increase) decrease in inventories	(60,251)	(73,503)	(13,252)	83,975
(Increase) decrease in other current assets	(73,026)	(63,394)	9,632	42,160
Increase (decrease) in accounts payable, trade and accrued payroll	(380,445)	(274,939)	105,506	(76,918)
Increase (decrease) in accrued consumption tax	18,592	1,949	(16,643)	18,689
Increase (decrease) in accrued interest	(2,862)	1,136	3,998	(2,387)
Increase (decrease) in advances received	17,371	19,268	1,897	(15,042)
Increase (decrease) in accrued taxes on income	(131,078)	(35,070)	96,008	(107,406)
Increase (decrease) in other current liabilities	(46,480)	92,437	138,917	(38,334)
Increase (decrease) in liability for employees’ retirement benefits, net of deferred pension costs	44,143	(6,874)	(51,017)	(116,380)
Increase (decrease) in other long-term liabilities	(15,530	28,637	44,167	(63,181)

Other	(73,572)	(8,063)	65,509	(5,990)

Net cash provided by (used in) operating activities	230,483	610,336	379,853	2,361,289

II Cash flows from investing activities:
Payments for property, plant and equipment	(483,422)	(426,290)	57,132	(1,608,505)
Proceeds from sale of property, plant and equipment	5,476	13,927	8,451	82,035
Payments for purchase of non-current investments	(19,623)	(36,505)	(16,882)	(72,146)
Proceeds from sale and redemption of non-current investments	1,025	63,491	62,466	71,253
Payments for purchase of short-term investments	(1,221)	(6,806)	(5,585)	(8,381)
Proceeds from redemption of short-term investments	412	247	(165)	4,632

Acquisition of intangible and other assets	(131,335)	(218,722)	(87,387)	(619,878)

Net cash provided by (used in) investing activities	(628,688)	(610,658)	18,030	(2,150,990)

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	136,009	145,218	9,209	477,517
Payments for settlement of long-term debt	(312,077)	(282,634)	29,443	(854,825)
Dividends paid	(41,466)	(55,279)	(13,813)	(96,751)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(93)	26	119	(1,339)
Acquisition of treasury stocks by subsidiary	(49,998)	(72,998)	(23,000)	(157,656)

Net increase (decrease) in short-term borrowings and other	172,146	76,658	(95,488)	(198,776)

Net cash provided by (used in) financing activities	(95,479)	(189,009)	(93,530)	(831,830)

IV Effect of exchange rate changes on cash and cash equivalents	(15)	266	281	6,949

V Net increase (decrease) in cash and cash equivalents	(493,699)	(189,065)	304,634	(614,582)

VI Cash and cash equivalents at beginning of period	1,410,837	796,255	(614,582)	1,410,837

VII Cash and cash equivalents at end of period	917,138	607,190	(309,948)	796,255

[Notes to Consolidated Financial Statements]

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc).

1.	Application of New Accounting Standards

Accounting for Certain Hybrid Financial Instruments

Effective April 1, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” SFAS 155 permits an election for fair value remeasurement of any hybrid financial instrument containing an embedded derivative that otherwise would be required to be bifurcated from its host contract in accordance with SFAS No. 133, along with certain other clarifications and amendments to SFAS 133 and SFAS No. 140. The adoption of SFAS 155 did not have an impact on the results of operations or financial position of NTT Group.

Accounting for Servicing of Financial Assets

Effective April 1, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets—amendment of FASB Statement No. 140.” SFAS 156 provides some relief for servicers that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. The adoption of SFAS 156 did not have an impact on the results of operations or financial position of NTT Group.

Accounting for Uncertainty in Income Taxes

Effective April 1, 2007, NTT Group adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, it also provides guidance on derecognition, classification of current or non-current, interest and penalties, disclosure and transition. Management does not believe that the adoption of FIN 48 had a material impact on the results of operations or financial position of NTT Group.

2.	Subsequent event

The Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

On July 1, 2007, the NTT Kosei-Nenkin-Kikin (“NTT Plan”) received permission to be relieved of the obligations related to past services to disburse the NTT Plan benefits covering the substitutional portion. However, no accounting should occur until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the net effect of settlement on result of operations and financial position of NTT Group will be. If the payment of the amount equivalent to the pension assets to be transferred had been made on March 31, 2007, the estimated amount of such effect on result of operations of NTT Group would have been approximately ¥340 billion.

7. Business Segments

(Consolidated)

1. Sales and operating revenues

	(Millions of yen)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (Decrease)	Year ended March 31, 2007
Regional communications business
Customers	887,610	871,832	(15,778)	3,658,966
Intersegment	149,517	150,689	1,172	649,023

Total	1,037,127	1,022,521	(14,606)	4,307,989

Long-distance and international communications business
Customers	281,413	284,584	3,171	1,165,599
Intersegment	22,805	27,848	5,043	124,234

Total	304,218	312,432	8,214	1,289,833

Mobile communications business
Customers	1,204,011	1,167,325	(36,686)	4,730,487
Intersegment	14,549	15,539	990	57,606

Total	1,218,560	1,182,864	(35,696)	4,788,093

Data communications business
Customers	175,228	186,677	11,449	872,279
Intersegment	23,899	27,787	3,888	141,548

Total	199,127	214,464	15,337	1,013,827

Other
Customers	75,743	74,854	(889)	333,219
Intersegment	198,464	188,608	(9,856)	850,091

Total	274,207	263,462	(10,745)	1,183,310

Elimination of intersegment	(409,234)	(410,471)	(1,237)	(1,822,502)

Consolidated total	2,624,005	2,585,272	(38,733)	10,760,550

2. Segment profit or loss

	(Millions of yen)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (Decrease)	Year ended March 31, 2007
Operating income
Regional communications business	29,466	28,637	(829)	115,939
Long-distance and international communications business	13,148	25,238	12,090	59,719
Mobile communications business	272,727	203,881	(68,846)	773,524
Data communications business	15,815	20,374	4,559	82,845
Other	23,558	17,426	(6,132)	61,285

Total	354,714	295,556	(59,158)	1,093,312

Elimination of intersegment	4,464	3,674	(790)	13,703

Consolidated total	359,178	299,230	(59,948)	1,107,015

Note:	Subsequent to the three months ended June 30, 2006, Plala Networks Inc. and another company were changed from the regional communications business segment to the long distance and international communications business segment, and NTT Resonant Inc., On Demand TV, Inc. and 2 other companies were changed from the other business segment to the long distance and international communications business segment. Accordingly, the amounts for the three months ended June 30, 2006 have been restated.

8. Non-Consolidated Comparative Balance Sheets

	(Millions of yen)
	March 31, 2007	June 30, 2007	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	15,281	38,547	23,266
Accounts receivable, trade	1,394	408	(986)
Supplies	358	279	(78)
Short-term loans receivable	544,285	687,757	143,472
Subsidiary deposits	150,000	120,000	(30,000)
Other current assets	122,190	141,345	19,155

Total current assets	833,509	988,339	154,829

Fixed assets:
Property, plant and equipment	209,087	204,931	(4,155)
Intangible fixed assets	46,559	44,479	(2,079)
Investments and other assets
Investment securities	4,814,241	4,822,822	8,580
Long-term loans receivable	2,116,611	1,980,194	(136,417)
Other investments and assets	41,374	40,773	(600)
Total investments and other assets	6,972,226	6,843,789	(128,437)

Total fixed assets	7,227,872	7,093,200	(134,672)

TOTAL ASSETS	8,061,382	8,081,539	20,157

	(Millions of yen)
	March 31, 2007	June 30, 2007	Increase (Decrease)
LIABILITIES
Current liabilities:
Accounts payable, trade	477	101	(376)
Current portion of corporate bonds	339,765	429,250	89,484
Current portion of long-term borrowings	234,557	240,371	5,813
Accrued taxes on income	28	867	839
Deposit received from subsidiaries	95,797	79,926	(15,870)
Other current liabilities	114,611	100,544	(14,066)
Total current liabilities	785,237	851,061	65,823
Long-term liabilities:
Corporate bonds	1,340,762	1,340,754	(7)
Long-term borrowings	868,539	732,122	(136,417)
Liability for employees’ retirement benefits	30,408	30,739	331
Other long-term liabilities	798	749	(49)
Total long-term liabilities	2,240,508	2,104,366	(136,142)

TOTAL LIABILITIES	3,025,746	2,955,427	(70,318)

NET ASSETS
Shareholders’ equity
Common stock	937,950	937,950	—
Capital surplus
Additional paid-in capital	2,672,826	2,672,826	—
Other capital surplus	994	1,022	27
Total capital surplus	2,673,820	2,673,848	27
Earned surplus
Legal reserve	135,333	135,333	—
Other earned surplus	2,185,137	2,274,722	89,585
Reserve for special depreciation	11	11	—
Other reserve	1,131,000	1,131,000	—
Accumulated earned surplus	1,054,125	1,143,711	89,585
Total earned surplus	2,320,470	2,410,056	89,585
Treasury stock	(909,422)	(909,423)	(1)
Total shareholders’ equity	5,022,819	5,112,431	89,612
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	12,816	13,680	863
Total unrealized gains (losses), translation adjustments, and others	12,816	13,680	863

TOTAL NET ASSETS	5,035,635	5,126,111	90,476

TOTAL LIABILITIES AND NET ASSETS	8,061,382	8,081,539	20,157

9. Non-Consolidated Comparative Statements of Income

	(Millions of yen)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (Decrease)	Year ended March 31, 2007
Operating revenues	179,176	181,024	1,847	359,982
Operating expenses	33,956	35,175	1,218	162,109
Operating income	145,219	145,848	628	197,873
Non-operating revenues:	14,651	14,722	71	62,388
Interest income	11,417	11,177	(240)	46,538
Lease and rental income	2,926	2,872	(53)	11,585
Miscellaneous income	307	672	365	4,264
Non-operating expenses:	13,111	13,417	305	54,035
Interest expenses	4,510	4,107	(402)	17,976
Corporate bond interest expenses	7,130	7,366	235	29,009
Lease and rental expenses	1,337	1,325	(11)	5,405
Miscellaneous expenses	133	618	484	1,643
Recurring profit	146,759	147,154	395	206,226

Special losses	—	—	—	9,858
Income before income taxes	146,759	147,154	395	196,367
Corporation, inhabitant, and enterprise taxes	3,236	2,290	(946)	(444)
Deferred tax expenses (benefits)	—	—	—	7,412
Net income	143,522	144,864	1,341	189,399

(Reference) Major components of operating revenues
Dividends received	138,918	141,632	2,713	198,608
Revenues from Group management	4,929	4,769	(160)	19,714
Revenues from basic R&D	30,528	31,720	1,191	122,115

10. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

Year ended March 31, 2007

	(Millions of yen)
	Shareholders’ equity											Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other earned surplus			Total earned surplus
						Reserve for special depreciation	Other reserve	Accumulated earned surplus
March 31, 2006	937,950	2,672,826	—	2,672,826	135,333	530	1,131,000	961,027	2,227,890	(907,087)	4,931,579	14,905	14,905	4,946,485
Net change during the annual period
Return of reserve for special depreciation to retained earnings*						(448)		448	—		—			—
Return of reserve for special depreciation to retained earnings						(70)		70	—		—			—
Cash dividends*								(41,465)	(41,465)		(41,465)			(41,465)
Bonuses paid to directors and corporate auditors*								(69)	(69)		(69)			(69)
Cash dividends (interim dividends)								(55,285)	(55,285)		(55,285)			(55,285)
Net income								189,399	189,399		189,399			189,399
Payments to acquire treasury stock										(5,807)	(5,807)			(5,807)
Resale of treasury stock			994	994						3,472	4,467			4,467
Others, net												(2,089)	(2,089)	(2,089)
Total net change during the annual period	—	—	994	994	—	(518)	—	93,098	92,579	(2,334)	91,239	(2,089)	(2,089)	89,150
March 31, 2007	937,950	2,672,826	994	2,673,820	135,333	11	1,131,000	1,054,125	2,320,470	(909,422)	5,022,819	12,816	12,816	5,035,635

(*)	Items approved in the shareholders’ meeting held in June 2006

Three months ended June 30, 2007

	(Millions of yen)
	Shareholders’ equity											Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other earned surplus			Total earned surplus
						Reserve for special depreciation	Other reserve	Accumulated earned surplus
March 31, 2007	937,950	2,672,826	994	2,673,820	135,333	11	1,131,000	1,054,125	2,320,470	(909,422)	5,022,819	12,816	12,816	5,035,635
Net change in this quarter
Cash dividends								(55,278)	(55,278)		(55,278)			(55,278)
Net income								144,864	144,864		144,864			144,864
Payments to acquire treasury stock										(133)	(133)			(133)
Resale of treasury stock			27	27						132	160			160
Others, net												863	863	863
Total net change in this quarter	—	—	27	27	—	—	—	89,585	89,585	(1)	89,612	863	863	90,476
June 30, 2007	937,950	2,672,826	1,022	2,673,848	135,333	11	1,131,000	1,143,711	2,410,056	(909,423)	5,112,431	13,680	13,680	5,126,111

11. Non-Consolidated Comparative Statements of Cash Flows

	(Millions of yen)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (Decrease)	Year ended March 31, 2007
I Cash flows from operating activities:

Income before income taxes	146,759	147,154	395	196,367
Depreciation and amortization	7,281	10,371	3,090	32,721
Loss on disposal of property, plant and equipment	56	192	136	1,019
Dividends received	(138,918)	(141,632)	(2,713)	(198,608)
Write-off of investments in affiliated companies	—	—	—	9,858
Increase (decrease) in liability for employees’ retirement benefits	726	331	(394)	2,083
(Increase) decrease in accounts receivable	3,320	1,931	(1,389)	3,850
Increase (decrease) in accounts payable and accrued expenses	(13,653)	(5,154)	8,498	(13,976)
Increase (decrease) in accrued consumption tax	891	1,123	231	(201)
Increase (decrease) in deposit received from subsidiaries	23,393	(15,870)	(39,264)	95,797
Other	2,698	3,044	345	(853)

Sub-total	32,556	1,492	(31,064)	128,059
Interest and dividends received	151,655	153,481	1,826	246,112
Interest paid	(12,097)	(11,292)	804	(47,714)
Income taxes received (paid)	(23,481)	(20,404)	3,077	(6,173)

Net cash provided by (used in) operating activities	148,632	123,276	(25,355)	320,283

II Cash flows from investing activities:

Payments for property, plant and equipment	(9,552)	(19,427)	(9,875)	(49,403)
Payments for purchase of investment securities	(149)	(7,117)	(6,968)	(2,888)
Proceeds from sale of investment securities	—	2	2	194
Payments for long-term loans	(52,304)	(100,000)	(47,695)	(231,554)
Proceeds from long-term loans receivable	112,342	92,382	(19,960)	515,327
Other	(16)	(1)	14	(7)

Net cash provided by (used in) investing activities	50,319	(34,161)	(84,481)	231,666

III Cash flows from financing activities:

Proceeds from issuance of long-term debt	52,304	99,960	47,655	231,547
Payments for settlement of long-term debt	(124,092)	(142,382)	(18,290)	(431,396)
Net increase (decrease) in short-term borrowings	(60,000)	—	60,000	(90,000)
Dividends paid	(41,465)	(55,278)	(13,813)	(96,750)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(93)	26	120	(1,339)

Net cash provided by (used in) financing activities	(173,346)	(97,674)	75,672	(387,939)

IV Net increase (decrease) in cash and cash equivalents	25,605	(8,559)	(34,164)	164,011
V Cash and cash equivalents at beginning of period	10,366	174,377	164,011	10,366

VI Cash and cash equivalents at end of period	35,971	165,818	129,846	174,377

[Notes to Non-consolidated Financial Statements]

Subsequent event

The Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

On July 1, 2007, the NTT Kosei-Nenkin-Kikin (“NTT Plan”) received permission to be relieved of the obligations related to past services to disburse the NTT Plan benefits covering the substitutional portion, the effect of which on the result of operations is now being calculated. The estimated amount of such effect on result of operations of NTT is approximately ¥5 billion, assuming the payment of the amount equivalent to the returned pension assets (minimum pension liability reserves) was made on March 31, 2007, and implementing measures specified in Section 44-2 of the “Practical Guidelines on Accounting for Retirement Benefits (Interim Report)” (JICPA Report No.13).

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

August 2, 2007

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2007

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the three months ended June 30, 2007 are presented in the following attachments.

(Attachments)

1. Non-Consolidated Comparative Balance Sheets

2. Non-Consolidated Comparative Statements of Income

3. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

4. Business Results (Non-Consolidated Operating Revenues)

5. Non-Consolidated Comparative Statements of Cash Flows

6. Other

Inquiries:

Shigeru Matsuhisa and Takashi Yokozawa

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2007	June 30, 2007	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets—telecommunications businesses
Property, plant and equipment	2,926,472	2,914,260	(12,212)
Machinery and equipment	546,813	540,056	(6,757)
Antenna facilities	7,162	7,084	(77)
Terminal equipment	63,661	68,562	4,900
Local line facilities	723,184	725,562	2,378
Long-distance line facilities	8,466	8,100	(365)
Engineering facilities	704,138	695,069	(9,069)
Submarine line facilities	699	662	(36)
Buildings	573,407	565,028	(8,379)
Construction in progress	38,330	47,348	9,017
Other	260,608	256,785	(3,822)
Intangible fixed assets	97,677	95,006	(2,670)
Total fixed assets—telecommunications businesses	3,024,15	3,009,267	(14,883)
Investments and other assets
Deferred income taxes	280,755	281,484	728
Other investments and assets	74,742	72,095	(2,646)
Allowance for doubtful accounts	(2,573)	(2,488)	84
Total investments and other assets	352,925	351,091	(1,833)
Total fixed assets	3,377,075	3,360,358	(16,716)

Current assets:
Cash and bank deposits	107,575	54,940	(52,634)
Notes receivable	79	313	234
Accounts receivable, trade	367,547	334,527	(33,019)
Supplies	35,217	34,827	(389)
Other current assets	65,661	81,732	16,071
Allowance for doubtful accounts	(3,187)	(2,725)	461
Total current assets	572,893	503,617	(69,276)

TOTAL ASSETS	3,949,969	3,863,976	(85,993)

	(Millions of yen)
	March 31, 2007	June 30, 2007		Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	577,567	547,309		(30,258)
Liability for employees’ retirement benefits	499,232	492,592		(6,640)
Other long-term liabilities	7,309	7,792		483
Total long-term liabilities	1,084,109	1,047,693		(36,415)

Current liabilities:
Current portion of long-term borrowings from parent company	200,217	266,110		65,893
Accounts payable, trade	112,289	76,396		(35,893)
Short-term borrowings	110,000	125,000		15,000
Accounts payable, other	295,996	198,082		(97,913)
Accrued taxes on income	724	4,329	*	3,605
Other current liabilities	158,067	173,256		15,188
Total current liabilities	877,296	843,175		(34,120)

TOTAL LIABILITIES	1,961,405	1,890,869		(70,536)

NET ASSETS
Shareholders’ equity
Common stock	335,000	335,000		—
Capital surplus
Additional paid-in capital	1,499,726	1,499,726		—
Total capital surplus	1,499,726	1,499,726		—
Earned surplus
Other earned surplus	152,024	137,725		(14,298)
Accumulated earned surplus	152,024	137,725		(14,298)
Total earned surplus	152,024	137,725		(14,298)
Total shareholders’ equity	1,986,751	1,972,452		(14,298)
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	1,812	654		(1,158)
Total unrealized gains (losses), translation adjustments, and others	1,812	654		(1,158)

TOTAL NET ASSETS	1,988,563	1,973,107		(15,456)

TOTAL LIABILITIES AND NET ASSETS	3,949,969	3,863,976		(85,993)

Note:	*	NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2006		Three months ended June 30, 2007		Increase (Decrease)	Year ended March 31, 2007
Telecommunications businesses

Operating revenues	469,621		459,965		(9,656)	1,907,832

Operating expenses	448,069		444,449		(3,619)	1,846,447

Operating income from telecommunications businesses	21,551		15,515		(6,036)	61,385

Supplementary businesses

Operating revenues	31,866		27,243		(4,622)	153,562

Operating expenses	30,297		25,726		(4,570)	155,037

Operating income (losses) from supplementary businesses	1,568		1,516		(52)	(1,474)

Operating income	23,120		17,032		(6,088)	59,911

Non-operating revenues:	15,471		16,970		1,498	70,447
Interest income	6		25		18	35

Lease and rental income	14,217		13,337		(880)	54,255
Miscellaneous income	1,247		3,607		2,360	16,156

Non-operating expenses:	8,427		9,460		1,032	39,991

Interest expenses	3,497		3,487		(10)	13,858

Lease and rental expenses	4,478		5,256		777	19,975
Miscellaneous expenses	451		716		265	6,157

Recurring profit	30,164		24,542		(5,621)	90,366

Special profits	2,550		7,067		4,517	49,765

Income before income taxes	32,714		31,609		(1,104)	140,132
Corporation, inhabitant, and enterprise taxes	13,270	*	12,408	*	(862)	(9,263)

Deferred tax expenses (benefits)	—	*	—	*	—	65,077

Net income	19,443		19,201		(242)	84,318

Note:

*  NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2007

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others
		Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others	Total net assets
	Common stock	Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	335,000	1,499,726	1,499,726	101,261	101,261	1,935,988	5,028	5,028	1,941,016
Net change during the annual period
Cash dividends*				(33,500)	(33,500)	(33,500)			(33,500)
Bonuses paid to directors and corporate auditors*				(55)	(55)	(55)			(55)
Net income				84,318	84,318	84,318			84,318
Others, net							(3,215)	(3,215)	(3,215)
Total net change during the annual period	—	—	—	50,762	50,762	50,762	(3,215)	(3,215)	47,547
March 31, 2007	335,000	1,499,726	1,499,726	152,024	152,024	1,986,751	1,812	1,812	1,988,563

(*)	Items approved at the shareholders’ meeting held in June 2006

Three months ended June 30, 2007

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2007	335,000	1,499,726	1,499,726	152,024	152,024	1,986,751	1,812	1,812	1,988,563
Net change in this quarter
Cash dividends				(33,500)	(33,500)	(33,500)			(33,500)
Net income				19,201	19,201	19,201			19,201
Others, net							(1,158)	(1,158)	(1,158)
Total net change in this quarter	—	—	—	(14,298)	(14,298)	(14,298)	(1,158)	(1,158)	(15,456)
June 30, 2007	335,000	1,499,726	1,499,726	137,725	137,725	1,972,452	654	654	1,973,107

4. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2007
Voice transmission services revenues (excluding IP services revenues)	300,494	268,514	(31,979)	(10.6)%	1,159,041
Monthly charge revenues*	189,445	174,684	(14,761)	(7.8)%	739,811
Call rates revenues*	40,893	33,394	(7,498)	(18.3)%	151,550
Interconnection call revenues*	47,803	38,172	(9,630)	(20.1)%	181,751
IP services revenues	79,178	105,156	25,977	32.8%	359,462
Leased circuit services revenues (excluding IP services revenues)	49,651	46,206	(3,445)	(6.9)%	191,610
Telegram services revenues	6,760	6,787	27	0.4%	24,664
Other telecommunications services revenues	33,536	33,299	(236)	(0.7)%	173,053
Telecommunications total revenues	469,621	459,965	(9,656)	(2.1)%	1,907,832
Supplementary business total revenues	31,866	27,243	(4,622)	(14.5)%	153,562
Total operating revenues	501,487	487,208	(14,278)	(2.8)%	2,061,395

*	Partial listing only

5. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (Decrease)	Year ended March 31, 2007
I Cash flows from operating activities:

Income before income taxes	32,714	31,609	(1,104)	140,132

Depreciation and amortization	106,813	106,589	(223)	425,987

Loss on disposal of property, plant and equipment	3,187	3,818	630	27,365

Gains on sales of fixed assets	(2,550)	(7,067)	(4,517)	(49,765)

Increase (decrease) in liability for employees’ retirement benefits	(7,303)	(6,640)	663	(82,871)

(Increase) decrease in accounts receivable	36,563	35,436	(1,126)	(37,916)

(Increase) decrease in inventories	(2,663)	389	3,052	(5,052)

Increase (decrease) in accounts payable and accrued expenses	(166,000)	(120,882)	45,118	(16,753)

Increase (decrease) in accrued consumption tax	5,326	1,468	(3,857)	2,431

Other	20,977	(4,832)	(25,809)	37,480

Sub-total	27,065	39,890	12,825	441,037

Interest and dividends received	238	843	605	11,282

Interest paid	(3,330)	(2,999)	331	(14,380)

Income taxes received (paid)	(145)	(301)	(156)	(33,706)

Net cash provided by (used in) operating activities	23,828	37,433	13,605	404,232

II Cash flows from investing activities:

Payments for property, plant and equipment	(104,028)	(124,757)	(20,728)	(427,832)

Proceeds from sale of property, plant and equipment	3,662	7,866	4,204	55,343

Payments for purchase of investment securities	(6,119)	—	6,119	(9,500)

Proceeds from sale of investment securities	154	2,973	2,818	6,463

Other	(346)	542	888	415

Net cash provided by (used in) investing activities	(106,677)	(113,375)	(6,697)	(375,110)

III Cash flows from financing activities:

Proceeds from issuance of long-term debt	—	60,000	60,000	—

Payments for settlement of long-term debt	(51,666)	(24,365)	27,300	(141,096)

Net increase (decrease) in short-term borrowings	118,000	19,000	(99,000)	121,000

Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	32,833	21,134	(11,699)	(53,596)

IV Net increase (decrease) in cash and cash equivalents	(50,015)	(54,806)	(4,790)	(24,474)
V Cash and cash equivalents at beginning of period	142,034	117,559	(24,474)	142,034

VI Cash and cash equivalents at end of period	92,018	62,753	(29,265)	117,559

6. Other

On July 1, 2007, the NTT Kosei-Nenkin-Kikin (“NTT Plan”) received the permission to be relieved of the obligations related to past services to disburse the NTT Plan benefits covering the substitutional portion. NTT East is currently calculating the impact* on earnings (Japanese GAAP) and plans to reflect such impact in earnings in its interim report. Review of forecasts for full-year results is also scheduled for mid-term, together with change in depreciation methods pursuant to major machinery and equipment’s renewal plans.

*	As of March 31, 2007, the results of preliminary calculations were approximately ¥ 130 billion (to be recognized as special profit).

August 2, 2007

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2007

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the three months ended June 30, 2007 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

4.	Business Results (Non-Consolidated Operating Revenues)

5.	Non-Consolidated Comparative Statements of Cash Flows

6.	Other

Inquiries:

Mr. Shinji Uchida or Mr. Nobutaka Kakihara

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2007	June 30, 2007	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets-telecommunications businesses
Property, plant and equipment	2,863,597	2,836,079	(27,517)
Machinery and equipment	602,347	588,865	(13,481)
Antenna facilities	9,745	9,563	(182)
Terminal equipment	27,010	26,380	(629)
Local line facilities	838,649	836,297	(2,352)
Long-distance line facilities	6,213	6,035	(177)
Engineering facilities	618,545	614,964	(3,581)
Submarine line facilities	4,181	4,045	(136)
Buildings	503,489	494,361	(9,128)
Construction in progress	19,639	22,871	3,232
Other	233,774	232,693	(1,080)
Intangible fixed assets	107,197	106,981	(215)
Total fixed assets-telecommunications businesses	2,970,794	2,943,061	(27,733)
Investments and other assets
Deferred income taxes	276,501	276,339	(162)
Other investments and assets	73,838	73,118	(719)
Allowance for doubtful accounts	(1,555)	(1,559)	(3)
Total investments and other assets	348,784	347,898	(885)
Total fixed assets	3,319,579	3,290,960	(28,618)

Current assets:
Cash and bank deposits	60,710	71,068	10,358
Notes receivable	275	110	(165)
Accounts receivable, trade	371,925	328,740	(43,184)
Supplies	32,577	31,761	(816)
Other current assets	87,980	95,534	7,553
Allowance for doubtful accounts	(2,025)	(2,387)	(361)
Total current assets	551,444	524,828	(26,615)

TOTAL ASSETS	3,871,023	3,815,788	(55,234)

	(Millions of yen)
	March 31, 2007	June 30, 2007		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	1,074,757	1,033,216		(41,540)
Liability for employees’ retirement benefits	548,165	536,411		(11,753)
Other long-term liabilities	20,780	20,751		(28)
Total long-term liabilities	1,643,702	1,590,379		(53,322)
Current liabilities:
Current portion of long-term borrowings from parent company	212,625	262,540		49,915
Accounts payable, trade	91,827	69,196		(22,631)
Short-term borrowings	30,000	75,000		45,000
Accrued taxes on income	819	1,967	*	1,147
Other current liabilities	342,456	289,353		(53,103)
Total current liabilities	677,729	698,057		20,328

TOTAL LIABILITIES	2,321,431	2,288,437		(32,994)

NET ASSETS
Shareholders’ equity
Common stock	312,000	312,000		—
Capital surplus
Additional paid-in capital	1,170,054	1,170,054		—
Total capital surplus	1,170,054	1,170,054		—
Earned surplus
Other earned surplus	67,191	44,938		(22,252)
Accumulated earned surplus	67,191	44,938		(22,252)
Total earned surplus	67,191	44,938		(22,252)
Total shareholders’ equity	1,549,245	1,526,992		(22,252)
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	345	358		12
Total unrealized gains (losses), translation adjustments, and others	345	358		12

TOTAL NET ASSETS	1,549,591	1,527,351		(22,240)

TOTAL LIABILITIES AND NET ASSETS	3,871,023	3,815,788		(55,234)

Note: *NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2006		Three months ended June 30, 2007		Increase (Decrease)	Year ended March 31, 2007
Telecommunications businesses
Operating revenues	449,210		437,507		(11,703)	1,795,202
Operating expenses	442,869		429,424		(13,445)	1,770,819
Operating income from telecommunications businesses	6,340		8,082		1,741	24,382
Supplementary businesses
Operating revenues	30,012		31,916		1,903	156,313
Operating expenses	29,820		31,842		2,022	160,212
Operating income (losses) from supplementary businesses	192		73		(119)	(3,898)
Operating income	6,533		8,155		1,622	20,483
Non-operating revenues:	12,881		14,606		1,724	76,856
Interest income	1		5		4	7
Dividends received	96		1,799		1,703	23,979
Lease and rental income	11,586		11,828		241	47,753
Miscellaneous income	1,197		972		(224)	5,115
Non-operating expenses:	9,884		9,432		(451)	43,328
Interest expenses	4,291		5,008		716	18,572
Lease and rental expenses	4,544		4,013		(530)	21,044
Miscellaneous expenses	1,048		410		(637)	3,711
Recurring profit	9,530		13,329		3,798	54,011
Special profits	861		643		(218)	46,820
Special losses	—		—		—	13,127
Income before income taxes	10,392		13,972		3,579	87,704
Corporation, inhabitant, and enterprise taxes	4,300	*	5,024	*	724	(26,417)
Deferred tax expenses (benefits)	—	*	—	*	—	85,787
Net income	6,092		8,947		2,855	28,333

Note: *NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2007

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	312,000	1,170,054	1,170,054	70,112	70,112	1,552,166	396	396	1,552,563
Net change during the annual period
Cash dividends*				(31,200)	(31,200)	(31,200)			(31,200)
Bonuses paid to directors and corporate auditors*				(55)	(55)	(55)			(55)
Net income				28,333	28,333	28,333			28,333
Others, net							(50)	(50)	(50)
Total net change during the annual period	—	—	—	(2,921)	(2,921)	(2,921)	(50)	(50)	(2,972)
March 31, 2007	312,000	1,170,054	1,170,054	67,191	67,191	1,549,245	345	345	1,549,591

(*)	Items approved at the shareholders’ meeting held in June 2006

Three months ended June 30, 2007

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2007	312,000	1,170,054	1,170,054	67,191	67,191	1,549,245	345	345	1,549,591
Net change in this quarter
Cash dividends				(31,200)	(31,200)	(31,200)			(31,200)
Net income				8,947	8,947	8,947			8,947
Others, net							12	12	12
Total net change in this quarter	—	—	—	(22,252)	(22,252)	(22,252)	12	12	(22,240)
June 30, 2007	312,000	1,170,054	1,170,054	44,938	44,938	1,526,992	358	358	1,527,351

4. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2006	Three month ended June 30, 2007	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2007
Voice transmission services revenues (excluding IP services revenues)	295,238	264,303	(30,935)	(10.5%)	1,140,098
Monthly charge revenues*	185,667	171,129	(14,538)	(7.8%)	724,837
Call rates revenues*	39,832	31,670	(8,162)	(20.5%)	146,400
Interconnection call revenues*	48,723	40,569	(8,153)	(16.7%)	188,570
IP services revenues	67,479	90,136	22,656	33.6%	304,961
Leased circuit services revenues (excluding IP services revenues)	43,149	40,502	(2,647)	(6.1%)	165,630
Telegram services revenues	7,417	7,326	(90)	(1.2%)	27,630
Other telecommunications services revenues	35,925	35,238	(686)	(1.9%)	156,880
Telecommunications total revenues	449,210	437,507	(11,703)	(2.6%)	1,795,202
Supplementary business total revenues	30,012	31,916	1,903	6.3%	156,313
Total operating revenues	479,223	469,423	(9,799)	(2.0%)	1,951,515

*	Partial listing only

5. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (Decrease)	Year ended March 31, 2007
I Cash flows from operating activities:
Income before income taxes	10,392	13,972	3,579	87,704
Depreciation and amortization	112,162	109,297	(2,864)	455,156
Loss on disposal of property, plant and equipment	4,760	4,364	(396)	20,291
Increase (decrease) in liability for employees’ retirement benefits	(12,940)	(11,753)	1,187	(84,752)
(Increase) decrease in accounts receivable	38,616	42,953	4,337	(38,706)
(Increase) decrease in inventories	884	816	(67)	6,516
Increase (decrease) in accounts payable and accrued expenses	(122,834)	(116,125)	6,709	(16,259)
(Increase) decrease in accounts consumption tax receivable	2,805	—	(2,805)	2,805
Increase (decrease) in accrued consumption tax	2,698	1,261	(1,436)	2,896
Other	3,362	(657)	(4,019)	(93,665)

Sub-total	39,906	44,130	4,223	341,987
Interest and dividends received	97	1,805	1,707	23,986
Interest paid	(4,448)	(5,559)	(1,111)	(18,211)
Income taxes received (paid)	(190)	(420)	(229)	(12,836)

Net cash provided by (used in) operating activities	35,365	39,956	4,590	334,926
II Cash flows from investing activities:
Payments for property, plant and equipment	(136,570)	(99,681)	36,888	(416,277)
Proceeds from sale of property, plant and equipment	10,936	16,990	6,053	59,396
Payments for purchase of investment securities	(2,235)	(136)	2,098	(6,452)
Proceeds from sale of investment securities	5	—	(5)	3,147
Other	588	1,031	442	(355)

Net cash provided by (used in) investing activities	(127,275)	(81,796)	45,478	(360,541)
III Cash flows from financing activities:
Proceeds from issuance of long-term debt	50,000	40,000	(10,000)	229,250
Payments for settlement of long-term debt	(44,764)	(31,625)	13,138	(193,746)
Net increase (decrease) in short-term borrowings	125,000	75,000	(50,000)	(15,000)
Dividends paid	(31,200)	(31,200)	—	(31,200)

Net cash provided by (used in) financing activities	99,035	52,174	(46,861)	(10,696)
IV Net increase (decrease) in cash and cash equivalents	7,125	10,333	3,208	(36,312)
V Cash and cash equivalents at beginning of period	100,556	64,244	(36,312)	100,556

VI Cash and cash equivalents at end of period	107,682	74,578	(33,103)	64,244

6. Other

On July 1, 2007, the NTT Kosei-Nenkin-Kikin (“NTT Plan”) received the permission to be relieved of the obligations related to past services to disburse the NTT Plan benefits covering the substitutional portion. NTT West is currently calculating the impact* on earnings (Japanese GAAP) and plans to reflect such impact in earnings in its interim report. Review of forecasts for full-year results is also scheduled for mid-term, together with change in depreciation methods pursuant to major machinery and equipment’s renewal plans.

*	As of March 31, 2007, the results of preliminary calculations were approximately ¥140 billion (to be recognized as special profit).

August 2, 2007

NTT Com Announces Financial Results for the Three Months Ended June 30, 2007

TOKYO, JAPAN—NTT Communications (NTT Com) announced today its fiscal results for the three months ended June 30, 2007. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

IV.	Business Results (Non-Consolidated Operating Revenues)

V.	Non-Consolidated Comparative Statements of Cash Flows

#    #    #

About NTT Com

NTT Communications Corporation (NTT Com) provides information and communications technology (ICT) solutions worldwide with dedicated professionals stationed in 21 countries. Renowned as an IPv6 technology pioneer and managed service expert, NTT Com offers diverse high-quality IP, Web-based, and managed network solutions combining network management, security, ubiquitous, Web portals/engines, and global services. Its world-class Tier 1 Internet backbone and secure closed networks with over 98,000 MPLS ports, combined with the networks of partner companies around the world, connect more than 200 countries. The company earned non-consolidated revenues exceeding one trillion yen (about US$1.2 billion) in fiscal 2006 ended March 31, 2007. NTT Com started as a long-distance phone company in 1999 after the reorganization of the NTT Group, and is the wholly-owned subsidiary of NTT, one of the world’s largest telecommunications companies. NTT is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, London and New York stock exchanges. Please visit http://www.ntt.com

For more information

(Mr.) Takaaki Mitani or (Mr.) Toru Maruta

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

Email: infoaf@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2007	June 30, 2007	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets-telecommunications businesses
Property, plant and equipment	462,233	450,089	(12,144)
Machinery and equipment	154,415	150,158	(4,256)
Antenna facilities	2,271	2,175	(96)
Terminal equipment	2,333	2,138	(194)
Local line facilities	818	790	(27)
Long-distance line facilities	11,040	10,655	(384)
Engineering facilities	70,854	69,821	(1,032)
Submarine line facilities	5,646	5,340	(306)
Buildings	127,325	125,389	(1,936)
Construction in progress	9,206	7,130	(2,075)
Other	78,322	76,490	(1,831)
Intangible fixed assets	135,041	126,837	(8,204)
Total fixed assets-telecommunications businesses	597,274	576,926	(20,348)
Investments and other assets
Investment securities	131,813	164,381	32,567
Investments in subsidiaries and affiliated companies	104,375	79,643	(24,732)
Long-term loans receivable to subsidiaries	63,903	49,383	(14,520)
Deferred income taxes	147,462	140,950	(6,511)
Other investments and assets	23,867	24,806	939
Allowance for doubtful accounts	(772)	(588)	183
Total investments and other assets	470,650	458,577	(12,073)
Total fixed assets	1,067,925	1,035,503	(32,421)

Current assets:
Cash and bank deposits	30,384	26,739	(3,644)
Notes receivable	44	185	140
Accounts receivable, trade	213,299	192,629	(20,670)
Accounts receivable, other	18,589	5,851	(12,738)
Supplies	8,044	7,981	(63)
Subsidiary deposits	45,827	35,257	(10,569)
Other current assets	30,029	53,913	23,883
Allowance for doubtful accounts	(1,686)	(1,246)	440
Total current assets	344,533	321,311	(23,222)

TOTAL ASSETS	1,412,459	1,356,815	(55,643)

	(Millions of yen)
	March 31, 2007	June 30, 2007		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	464,286	399,668		(64,617)
Liability for employees’ retirement benefits	82,555	81,681		(873)
Other long-term liabilities	12,332	12,092		(240)
Total long-term liabilities	559,174	493,442		(65,731)

Current liabilities:
Current portion of long-term borrowings from parent company	122,345	151,835		29,490
Accounts payable, trade	47,894	29,920		(17,973)
Accounts payable, other	174,472	158,549		(15,923)
Accrued taxes on income	1,268	4,566	*	3,297
Allowance for losses on construction contracts	85	1		(84)
Other current liabilities	24,215	22,689		(1,525)
Total current liabilities	370,282	367,562		(2,719)

TOTAL LIABILITIES	929,456	861,005		(68,451)

NET ASSETS
Shareholders’ equity
Common stock	211,763	211,763		—

Capital surplus
Additional paid-in capital	131,615	131,615		—
Total capital surplus	131,615	131,615		—

Earned surplus
Other earned surplus	85,520	91,486		5,965
Accumulated earned surplus	85,520	91,486		5,965
Total earned surplus	85,520	91,486		5,965
Total shareholders’ equity	428,899	434,865		5,965
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	54,103	60,944		6,841
Total unrealized gains (losses), translation adjustments, and others	54,103	60,944		6,841

TOTAL NET ASSETS	483,002	495,809		12,807

TOTAL LIABILITIES AND NET ASSETS	1,412,459	1,356,815		(55,643)

Note:

*  NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2006		Three months ended June 30, 2007		Increase (Decrease)	Year ended March 31, 2007
Telecommunications businesses
Operating revenues	244,944		243,097		(1,846)	988,373
Operating expenses	227,282		215,575		(11,707)	917,851
Operating income from telecommunications businesses	17,661		27,521		9,860	70,522
Supplementary businesses
Operating revenues	24,004		34,229		10,224	157,123
Operating expenses	25,796		32,464		6,668	150,297
Operating income (losses) from supplementary businesses	(1,792)		1,764		3,556	6,825
Operating income	15,869		29,286		13,416	77,348
Non-operating revenues:	9,004		9,719		715	29,588
Interest income	950		595		(355)	3,990
Dividends received	2,520		4,004		1,484	5,295
Lease and rental income	4,342		4,323		(18)	17,606
Miscellaneous income	1,191		795		(395)	2,696
Non-operating expenses:	5,662		5,600		(62)	29,112
Interest expenses	3,663		2,623		(1,040)	14,148
Lease and rental expenses	1,951		1,854		(96)	9,120
Miscellaneous expenses	47		1,122		1,074	5,844
Recurring profit	19,211		33,405		14,193	77,824
Special profits	5,652		—		(5,652)	11,349
Special losses	—		5,082		5,082	28,484
Income before income taxes	24,864		28,322		3,458	60,689
Corporation, inhabitant, and enterprise taxes	9,986	*	13,356	*	3,369	27,854
Deferred tax expenses (benefits)	—	*	—	*	—	2,477
Net income	14,877		14,966		89	30,356

Note:

*  NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2007

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	211,650	119,149	119,149	63,925	63,925	394,724	34,531	34,531	429,256
Net change during the annual period
Issuance of stock	113	12,466	12,466			12,580			12,580
Cash dividends*				(8,700)	(8,700)	(8,700)			(8,700)
Bonuses paid to directors and corporate auditors*				(62)	(62)	(62)			(62)
Net income				30,356	30,356	30,356			30,356
Others, net							19,571	19,571	19,571
Total net change during the annual period	113	12,466	12,466	21,594	21,594	34,174	19,571	19,571	53,746
March 31, 2007	211,763	131,615	131,615	85,520	85,520	428,899	54,103	54,103	483,002

(*)	Items approved at the shareholders’ meeting held in June 2006

Three months ended June 30, 2007

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2007	211,763	131,615	131,615	85,520	85,520	428,899	54,103	54,103	483,002
Net change in this quarter
Cash dividends				(9,000)	(9,000)	(9,000)			(9,000)
Net income				14,966	14,966	14,966			14,966
Others, net							6,841	6,841	6,841
Total net change in this quarter	—	—	—	5,965	5,965	5,965	6,841	6,841	12,807
June 30, 2007	211,763	131,615	131,615	91,486	91,486	434,865	60,944	60,944	495,809

IV. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2007
Voice transmission services revenues (excluding IP services revenues)	115,202	114,151	(1,050)	(0.9)%	462,926
IP services revenues	78,627	81,011	2,383	3.0%	319,747
Open computer network services revenues*	34,837	36,133	1,295	3.7%	142,216
IP-Virtual private network services revenues*	16,964	17,176	211	1.2%	67,832
Wide-Area Ethernet services revenues*	12,600	12,500	(100)	(0.8)%	50,256
Data communications revenues (excluding IP services revenues)	40,733	38,144	(2,588)	(6.4)%	160,920
Leased circuit services revenues*	27,304	26,081	(1,223)	(4.5)%	109,361
Solution services revenues	25,655	36,675	11,020	43.0%	165,860
Others	8,729	7,343	(1,386)	(15.9)%	36,042
Total operating revenues	268,948	277,326	8,377	3.1%	1,145,497

*	Partial listing only

V. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase (Decrease)	Year ended March 31, 2007
I. Cash flows from operating activities:
Income before income taxes	24,864	28,322	3,458	60,689
Depreciation and amortization	32,840	30,829	(2,010)	129,134
Loss on disposal of property, plant and equipment	1,367	610	(756)	10,540
Increase (decrease) in allowance for doubtful accounts	(546)	(623)	(77)	187
Increase (decrease) in liability for employees’ retirement benefits	(924)	(873)	50	9,771
Write-off of investments in affiliated companies	—	—	—	25,725
(Increase) decrease in accounts receivable	29,130	33,466	4,335	(43,257)
(Increase) decrease in inventories	(743)	63	807	576
Increase (decrease) in accounts payable and accrued expenses	(26,662)	(36,108)	(9,445)	24,807
Increase (decrease) in accrued consumption tax	1,526	(2,297)	(3,823)	4,474
Other	(8,379)	(7,231)	1,147	(1,793)

Sub-total	52,471	46,159	(6,311)	220,855
Interest and dividends received	4,389	5,141	751	9,755
Interest paid	(4,983)	(3,344)	1,638	(15,190)
Income taxes received (paid)	(55)	(166)	(110)	86,847

Net cash provided by (used in) operating activities	51,821	47,789	(4,031)	302,267
II. Cash flows from investing activities:
Payments for property, plant and equipment	(30,421)	(23,314)	7,107	(105,132)
Proceeds from sale of property, plant and equipment	809	6,645	5,835	2,038
Payments for purchase of investment securities	(3,517)	(504)	3,013	(16,504)
Proceeds from sale of investment securities	5,842	1,584	(4,257)	11,509
Payments for long-term loans	(2,304)	—	2,304	(2,304)
Proceeds from long-term loans receivable	—	—	—	112
Other	(131)	(1,022)	(890)	(1,816)

Net cash provided by (used in) investing activities	(29,723)	(16,610)	13,113	(112,097)
III. Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,304	—	(2,304)	2,304
Payments for settlement of long-term debt	(15,911)	(36,402)	(20,491)	(180,367)
Dividends paid	(8,700)	(9,000)	(300)	(8,700)

Net cash provided by (used in) financing activities	(22,306)	(45,403)	(23,096)	(186,762)
IV. Effect of exchange rate changes on cash and cash equivalents	(11)	10	21	12

V. Net increase (decrease) in cash and cash equivalents	(220)	(14,214)	(13,993)	3,419
VI. Cash and cash equivalents at beginning of period	72,791	76,211	3,419	72,791

VII. Cash and cash equivalents at end of period	72,570	61,997	(10,573)	76,211

August 2, 2007

Nippon Telegraph and Telephone Corporation

Supplementary Data for

The Three Months Ended June 30, 2007

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

1.	Number of Subscribers

	(Thousands)
	A As of Mar. 31, 2007	B As of Jun. 30, 2007			C As of Mar. 31, 2008 (Forecast)
			D			E
			Change	Progress		Change
			B-A	D/E		C-A
Telephone Subscriber Line	43,343	42,399	(944)	21.6%	38,978	(4,365)
NTT East	21,392	20,928	(464)	20.7%	19,152	(2,240)
NTT West	21,951	21,471	(480)	22.6%	19,825	(2,125)
INS-Net	7,152	6,951	(201)	22.8%	6,273	(879)
NTT East	3,726	3,622	(105)	22.8%	3,266	(460)
NTT West	3,426	3,330	(96)	22.9%	3,006	(419)
INS-Net 64	6,579	6,382	(196)	23.1%	5,729	(850)
NTT East	3,363	3,261	(102)	22.2%	2,904	(458)
NTT West	3,216	3,121	(95)	24.2%	2,825	(391)
INS-Net 1500	57	57	(0)	14.7%	54	(3)
NTT East	36	36	(0)	183.8%	36	(0)
NTT West	21	21	(0)	5.0%	18	(3)
Telephone Subscriber Line + INS-Net	50,495	49,350	(1,145)	21.8%	45,250	(5,245)
NTT East	25,118	24,550	(569)	21.1%	22,418	(2,700)
NTT West	25,376	24,800	(576)	22.6%	22,832	(2,545)
FLET’S ISDN	486	455	(31)	27.4%	371	(115)
NTT East	258	240	(18)	25.2%	186	(72)
NTT West	228	215	(13)	31.0%	185	(43)
FLET’S ADSL	5,323	5,193	(130)	14.4%	4,423	(900)
NTT East	2,782	2,702	(80)	13.4%	2,182	(600)
NTT West	2,541	2,492	(49)	16.3%	2,241	(300)
B FLET’S	6,076	6,782	706	20.8%	9,476	3,400
NTT East	3,399	3,833	434	21.7%	5,399	2,000
NTT West	2,677	2,949	272	19.4%	4,077	1,400
Optical IP Phone Services (“Hikari Phone”)	3,174	3,793	619	20.0%	6,274	3,100
NTT East	1,705	2,051	346	19.2%	3,505	1,800
NTT West	1,469	1,742	273	21.0%	2,769	1,300
Conventional Leased Circuit	381	368	(12)	42.4%	352	(29)
NTT East	193	186	(6)	29.7%	171	(22)
NTT West	188	182	(6)	84.3%	181	(7)
High Speed Digital	268	260	(8)	30.8%	243	(25)
NTT East	148	144	(4)	28.9%	133	(15)
NTT West	120	116	(3)	32.8%	109	(10)
NTT Group Major ISPs	8,745	9,063	318	37.2%	9,600	855
OCN*	6,091	6,350	259	36.6%	6,800	709
Plala*	2,329	2,386	57	33.3%	2,500	171
Cellular	52,621	52,846	225	17.7%	53,890	1,269
FOMA*	35,529	37,854	2,325	26.2%	44,420	8,891
i-mode	47,574	47,725	151	14.9%	48,590	1,016
FOMA*	34,052	36,089	2,036	—	—	—
PHS	453	374	(79)	—	—	—

Notes :	1	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	2	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	3	No. of B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

	4	No. of Optical IP Phone Services is calculated by No. of thousand channels.

	5	NTT Group Major ISPs includes WAKWAK, InfoSphere, in addition to OCN and Plala.

	6	No. of communication module service subscribers is included in the No. of Cellular subscribers. Communication module service subscribers were 1,027,000 as of Mar. 31, 2007, 1,140,000 as of Jun. 30, 2007, and are forecasted to be 1,310,000 as of Mar. 31, 2008.

	*	Partial listing only.

2.	Number of Employees

	(Persons)
	A As of Jun. 30, 2006	B As of Jun. 30, 2007		C As of Mar. 31, 2008 (Forecast)
			Change
			B-A
NTT Consolidated	210,600	208,950	(1,650)	194,750
Core Group Companies
NTT (Holding)	2,850	2,950	100	2,900
NTT East	8,500	6,900	(1,600)	6,400
NTT West	12,450	6,000	(6,450)	5,750
NTT Communications	7,750	8,800	1,050	8,750
NTT DATA (Consolidated)	22,600	24,350	1,750	23,850
NTT DoCoMo (Consolidated)	22,200	22,050	(150)	21,300
(Reference) “Outsourcing Companies”
East Outsourcing Companies	45,300	42,500	(2,800)	38,650
West Outsourcing Companies	48,950	52,550	3,600	48,000

Notes :	1	Figures for NTT Consolidated do not include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of the next fiscal year.

	2	Figures for East Outsourcing Companies include the consolidated regional OS companies and companies in the administrative field, while figures for West Outsourcing Companies include the consolidated regional OS companies and companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of the next fiscal year, as described below:

		— As of Mar. 31, 2008 (Forecast) (East Outsourcing Companies : 1,200 employees; West Outsourcing Companies : 1,600 employees)

	3	As a part of the structural reform of West Outsourcing Companies in Jul. 1, 2006, 6,950 employees moved from NTT West to West Outsourcing Companies.

3.	Capital Investment

	(Billions of yen)
	A Three Months Ended Jun. 30, 2006	B Three Months Ended Jun. 30, 2007			C Year Ending Mar. 31, 2008 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	500.0	446.9	(53.1)	21.4%	2,090.0
Core Group Companies
NTT (Holding)	4.8	4.5	(0.3)	8.9%	51.0
NTT East	81.0	97.8	16.8	22.2%	440.0
NTT West	128.0	87.5	(40.5)	21.1%	415.0
NTT Communications	15.1	12.4	(2.6)	11.3%	110.0
NTT DATA (Consolidated)	21.9	29.0	7.0	18.4%	158.0
NTT DoCoMo (Consolidated)	214.7	151.2	(63.5)	20.2%	750.0

4.	Financial Results and Forecasts (NTT Consolidated, NTT (Holding))

	(Billions of yen)
	A Three Months Ended Jun. 30, 2006	B			C Year Ending Mar. 31, 2008 (Forecast)
		Three Months Ended Jun. 30, 2007
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	2,624.0	2,585.3	(38.7)	24.2%	10,700.0
Fixed Voice Related Services	792.1	727.5	(64.6)	—	—
Mobile Voice Related Services	781.1	719.7	(61.4)	—	—
IP/Packet Communications Services	532.6	609.9	77.3	—	—
Sales of Telecommunications Equipment	149.2	144.1	(5.0)	—	—
System Integration	209.9	225.2	15.3	—	—
Other	159.0	158.8	(0.2)	—	—
Operating Expenses	2,264.8	2,286.0	21.2	23.8%	9,590.0
Cost of Services (exclusive of items shown separately below)	538.7	554.0	15.3	—	—
Cost of equipment sold (exclusive of items shown separately below)	327.6	341.7	14.2	—	—
Cost of systems integration (exclusive of items shown separately below)	128.9	140.4	11.5	—	—
Depreciation and amortization	507.1	507.4	0.3	—	—
Impairment loss	0.2	0.3	0.1	—	—
Selling, general and administrative expenses	762.4	742.3	(20.1)	—	—
Operating Income	359.2	299.2	(59.9)	27.0%	1,110.0
Income before Income Taxes	360.3	312.9	(47.4)	28.2%	1,110.0
Net Income	144.7	149.6	4.9	32.5%	460.0
(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	482.0	485.7	3.7	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	1,190.1	1,201.7	11.6	—	—
Loss on disposal of property, plant and equipment	27.7	32.1	4.4	—	—
Other expenses	57.7	58.8	1.1	—	—
Total	1,757.5	1,778.4	20.8	—	—
NTT (Holding) (JPN GAAP)
Operating Revenues	179.1	181.0	1.8	47.5%	381.0
Operating Expenses	33.9	35.1	1.2	20.3%	173.0
Operating Income	145.2	145.8	0.6	70.1%	208.0
Non-Operating Revenues	14.6	14.7	0.0	23.7%	62.0
Non-Operating Expenses	13.1	13.4	0.3	23.5%	57.0
Recurring Profit	146.7	147.1	0.3	69.1%	213.0
Net Income	143.5	144.8	1.3	68.3%	212.0

Note:

On July 1, 2007, the NTT Kosei-Nenkin-Kikin (“NTT Plan”) received permission to be relieved of the obligations related to past services to disburse NTT Plan benefits covering the substitutional portion. Under U.S. GAAP, on a consolidated basis, gain or loss on transfer of such portion will be recognized when the entire transfer of benefit obligations and related plan assets has been completed.

The impact* this transfer of the substitutional portion will have on consolidated earnings is expected to be affected by factors such as changes in depreciation methods used by NTT’s major subsidiaries (which may result in an increase in operating expenses). Accordingly, NTT plans to modify its full-year forecasted results at the semi-annual period ending September 30, 2007.

* As of March 31, 2007, based on preliminary calculations, the impact on consolidated earnings was approximately ¥340 billion (decrease in operating expenses).

The estimated impact on gain or loss and future consolidated results of operation of NTT’s major subsidiaries resulting from the transfer of the substitutional portion are as follows:

• NTT East and NTT West (JPN-GAAP)

Based on preliminary calculations, the impact on earnings as of March 31, 2007 was approximately ¥130 billion and ¥140 billion (decrease in operating expenses) for NTT East and NTT West, respectively, and they plan to reflect such impact in their interim reports (for the semi-annual period ending September 30, 2007). Review of forecasts for full-year results is also scheduled for mid-term, taking into account the effect of changes in depreciation methods expected to occur in relation to renewal plans for major machinery and equipment.

• NTT Communications and NTT DATA (JPN-GAAP)

Based on preliminary calculations, the impact on earnings as of March 31, 2007 was approximately ¥10 billion and ¥18 billion (decrease in operating expenses) for NTT Communications and NTT DATA, respectively, and they plan to reflect such impact in their interim reports (for the semi-annual period ending September 30, 2007). However, they have not revised their forecasts for full-year results.

• NTT DoCoMo (U.S. GAAP)

Gain or loss on transfer of such substitutional portion will be recognized when the entire transfer of benefit obligations and related plan assets has been completed. However, the timing of recognition is yet to be determined, and since the impact of the transfer is unknown, NTT DoCoMo has not revised its forecasts for its full-year results.

* As of March 31, 2007, based on preliminary calculations, the impact on consolidated earnings for NTT DoCoMo was approximately ¥25 billion (decrease in operating expenses).

4.	Financial Results and Forecasts (NTT East, NTT West)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2006	B Three Months Ended Jun. 30, 2007			C Year Ending Mar. 31, 2008 (Forecast)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	501.4	487.2	(14.2)	24.4%	2,000.0
Voice Transmission Services (excluding IP)	300.4	268.5	(31.9)	26.1%	1,028.0
IP Services	79.1	105.1	25.9	22.0%	478.0
Leased Circuit (excluding IP)	49.6	46.2	(3.4)	25.7%	180.0
Telegraph	6.7	6.7	0.0	30.9%	22.0
Others	33.5	33.2	(0.2)	20.7%	292.0
Supplementary Business	31.8	27.2	(4.6)
Operating Expenses	478.3	470.1	(8.1)	23.9%	1,970.0
Personnel	33.2	28.3	(4.8)	24.6%	115.0
Cost of services and equipment sold, and selling, general and administrative expenses	315.5	311.2	(4.3)	23.6%	1,319.0
Depreciation and amortization	104.6	104.3	(0.2)	24.9%	420.0
Loss on disposal of property, plant and equipment	5.5	6.7	1.2	16.6%	41.0
Taxes and public dues	19.4	19.4	0.0	26.0%	75.0
Operating Income	23.1	17.0	(6.0)	56.8%	30.0
Non-Operating Revenues	15.4	16.9	1.4	30.3%	56.0
Non-Operating Expenses	8.4	9.4	1.0	26.3%	36.0
Recurring Profit	30.1	24.5	(5.6)	49.1%	50.0
Net Income	19.4	19.2	(0.2)	45.7%	42.0
NTT West (JPN GAAP)
Operating Revenues	479.2	469.4	(9.7)	24.2%	1,939.0
Voice Transmission Services (excluding IP)	295.2	264.3	(30.9)	25.9%	1,019.0
IP Services	67.4	90.1	22.6	22.2%	406.0
Leased Circuit (excluding IP)	43.1	40.5	(2.6)	24.8%	163.0
Telegraph	7.4	7.3	(0.0)	28.2%	26.0
Others	35.9	35.2	(0.6)	20.7%	325.0
Supplementary Business	30.0	31.9	1.9
Operating Expenses	472.6	461.2	(11.4)	23.8%	1,936.0
Personnel	40.5	26.7	(13.8)	24.3%	110.0
Cost of services and equipment sold, and selling, general and administrative expenses	293.3	299.2	5.9	23.5%	1,273.0
Depreciation and amortization	110.0	107.5	(2.4)	24.8%	433.0
Loss on disposal of property, plant and equipment	10.3	8.9	(1.3)	18.3%	49.0
Taxes and public dues	18.4	18.8	0.3	26.5%	71.0
Operating Income	6.5	8.1	1.6	271.9%	3.0
Non-Operating Revenues	12.8	14.6	1.7	23.2%	63.0
Non-Operating Expenses	9.8	9.4	(0.4)	20.5%	46.0
Recurring Profit	9.5	13.3	3.7	66.6%	20.0
Net Income	6.0	8.9	2.8	59.6%	15.0

Notes :

1       Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the 1st Quarter ended Jun. 30, 2007 include monthly charges, call charges and interconnection charges of 174.6 billion yen, 33.3 billion yen and 38.1 billion yen for NTT East, and 171.1 billion yen, 31.6 billion yen, and 40.5 billion yen for NTT West, respectively.

2       Operating Revenues from IP services of NTT East and NTT West for the 1st Quarter ended Jun. 30, 2007 include B FLET’S and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 43.9 billion yen and 11.0 billion yen for NTT East, and 36.8 billion and 8.1 billion for NTT West, respectively.

— B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

4.	Financial Results and Forecasts (NTT Communications, NTT DATA, NTT DoCoMo)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2006	B Three Months Ended Jun. 30, 2007			C Year Ending Mar. 31, 2008 (Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	268.9	277.3	8.3	24.6%	1,129.0
Voice Transmission Services (excluding IP)	115.2	114.1	(1.0)	26.0%	439.0
IP Services	78.6	81.0	2.3	24.7%	328.0
Data Transmission Services (excluding IP)	40.7	38.1	(2.5)	26.7%	143.0
Leased Circuit	27.3	26.0	(1.2)	26.1%	100.0
Solutions Business	25.6	36.6	11.0	19.4%	189.0
Others	8.7	7.3	(1.3)	24.5%	30.0
Operating Expenses	253.0	248.0	(5.0)	23.5%	1,054.0
Personnel	21.4	23.3	1.9	24.4%	96.0
Cost of services and equipment sold, and selling, general and administrative expenses	115.5	113.1	(2.4)	23.4%	813.0
Communication Network Charges	78.6	77.2	(1.3)
Depreciation and amortization	32.2	30.2	(2.0)	25.2%	120.0
Loss on disposal of property, plant and equipment	1.6	0.8	(0.8)	6.6%	13.0
Taxes and public dues	3.4	3.1	(0.2)	26.4%	12.0
Operating Income	15.8	29.2	13.4	39.0%	75.0
Non-Operating Revenues	9.0	9.7	0.7	34.7%	28.0
Non-Operating Expenses	5.6	5.6	(0.0)	20.0%	28.0
Recurring Profit	19.2	33.4	14.1	44.5%	75.0
Net Income	14.8	14.9	0.0	37.4%	40.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	204.1	218.1	13.9	20.2%	1,080.0
Systems Integration Business	153.5	165.4	11.8	19.2%	860.0
Network System Services Business	16.3	17.9	1.5	25.3%	71.0
Others	53.8	55.0	1.1	22.7%	242.0
Elimination or corporate	(19.5)	(20.2)	(0.6)	21.8%	(93.0)
Cost of Sales	147.2	159.4	12.1	19.6%	812.0
Gross Profit	56.9	58.7	1.7	21.9%	268.0
Selling and General Expense	40.5	38.6	(1.8)	22.4%	173.0
Operating Income	16.3	20.0	3.6	21.1%	95.0
Non-Operating Income (loss)	0.2	0.6	0.4	—	(4.0)
Recurring Profit	16.5	20.6	4.1	22.7%	91.0
Net Income	11.0	11.8	0.8	23.3%	51.0
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	1,218.6	1,182.9	(35.7)	25.0%	4,728.0
Wireless Services	1,094.9	1,062.3	(32.7)	25.0%	4,250.0
Cellular Services	1,065.4	1,032.7	(32.8)	25.1%	4,118.0
Voice	764.1	702.8	(61.2)	25.5%	2,761.0
Packet Communications	301.4	329.8	28.5	24.3%	1,357.0
PHS	7.0	3.8	(3.1)	42.5%	9.0
Others	22.5	25.8	3.2	20.9%	123.0
Equipment sales	123.6	120.6	(3.0)	25.2%	478.0
Operating Expenses	945.8	979.0	33.2	24.8%	3,948.0
Personnel	62.9	62.8	(0.1)	24.8%	253.0
Cost of services and equipment sold, and selling, general and administrative expenses	609.3	633.5	24.2	25.4%	2,490.0
Depreciation and amortization	169.3	177.1	7.8	23.5%	753.0
Loss on disposal of property, plant and equipment	4.3	7.6	3.3	11.9%	64.0
Communication Network Charges	90.7	88.1	(2.6)	25.2%	349.0
Taxes and public dues	9.3	9.8	0.5	25.2%	39.0
Operating Income	272.7	203.9	(68.8)	26.1%	780.0
Non-Operating Income (loss)	1.7	1.6	(0.1)	19.8%	8.0
Income before Tax	274.4	205.5	(68.9)	26.1%	788.0
Net Income	163.5	122.8	(40.7)	25.8%	476.0

Note:	Operating Revenues from Voice Transmission (excluding IP) of NTT Communications for the 1st Quarter ended Jun. 30, 2007 include revenues from telephone subscriber lines (61.6 billion yen). Operating Revenues from IP services include revenues from OCN (36.1 billion yen), IP-VPN (17.1 billion yen) and e-VLAN (12.5 billion yen). Operating Revenue from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (3.9 billion yen) and Operating Revenues from Leased Circuit include revenues from conventional leased circuits (1.9 billion yen) and high-speed digital (11.9 billion yen).

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per telephone user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and B FLET’S, by the No. of active subscribers to the relevant services.

In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	1st Quarter Ended Jun. 30, 2006 (From Apr. to Jun. 2006)	1st Quarter Ended Jun. 30, 2007 (From Apr. to Jun. 2007)	Year Ended Mar. 31, 2007	Year Ending Mar. 31, 2008 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line +INS-NET Subscriber Line)	3,180	3,120	3,170	3,120
Telephone Subscriber Lines ARPU	2,770	2,730	2,760	2,730
INS-NET Subscriber Lines ARPU	5,480	5,410	5,470	5,380
B FLET’S ARPU	4,780	5,060	5,050	5,240
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line +INS-NET Subscriber Line)	3,020	2,970	3,020	2,970
Telephone Subscriber Lines ARPU	2,660	2,620	2,660	2,620
INS-NET Subscriber Lines ARPU	5,330	5,240	5,310	5,220
B FLET’S ARPU	4,900	5,350	5,120	5,470
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	6,900	6,560	6,700	6,480
Voice ARPU (FOMA+mova)	4,930	4,440	4,690	4,330
Packet ARPU (FOMA+mova)	1,970	2,120	2,010	2,150
i-mode ARPU (FOMA+mova)*	1,950	2,090	1,990	2,130
ARPU generated purely from i-mode (FOMA+mova)	2,120	2,270	2,160	2,310
Cellular Aggregate ARPU (FOMA)	8,300	7,370	7,860	7,150
Voice ARPU (FOMA)	5,420	4,710	5,070	4,540
Packet ARPU (FOMA)	2,880	2,660	2,790	2,610
i-mode ARPU (FOMA)*	2,840	2,630	2,750	2,570
ARPU generated purely from i-mode (FOMA)	2,910	2,730	2,830	2,680
Cellular Aggregate ARPU (mova)	5,540	4,600	5,180	4,370
Voice ARPU (mova)	4,460	3,800	4,190	3,650
i-mode ARPU (mova)	1,080	800	990	720
ARPU generated purely from i-mode (mova)	1,260	970	1,160	890

*	Partial listing only.

Notes :	1 We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.

•      Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenue from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

•      B FLET’S ARPU: Calculated based on revenues from B FLET’S and revenues from monthly charges, call charges and connection device charges for Hikari Phone, both of which are included in operating revenues from IP Services.

— B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

2       Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines +INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and B FLET’S ARPU.

3       For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, No. of subscribers is determined using the No. of lines for each service.

4       In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

5 For purposes of calculating B FLET’S ARPU, No. of subscribers is determined based on the No. of B FLET’S subscribers, including FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

6 We compute ARPU for our cellular business using 3 aggregate measures.

• Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

—  Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

• Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

—  Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

• Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

—  Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

7 We show ARPU for our i-mode using two aggregate measures.

— i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.

— ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.

8 Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.

9 No. of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

— 1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

— FY Results : Sum of No. of active subscribers** for each month from Apr. to Mar.

— FY Forecast : the average expected active No. of subscribers (No. of subscribers at end of Mar. + No. of expected subscribers at end of the following Mar.)/2×12

10 No. of active subscribers used in the ARPU calculation of NTT DoCoMo are as below.

— 1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

— FY Results/FY Forecast : Sum of No. of active subscribers** for each month from Apr. to Mar.

**active subscribers = (No. of subscribers at end of previous month + No. of expected subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2007	As of Jun. 30, 2007	As of Mar. 31, 2008 (Forecast)
Interest-Bearing Liabilities	4,770.8	4,820.0	4,700.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2007	Three Months Ended Jun. 30, 2007	Year Ending Mar. 31, 2008 (Forecast)
Operating Income	1,107.0 billion yen	299.2 billion yen	1,110.0 billion yen
EBITDA Margin	31.0%	32.1%	31.1%
Operating FCF	1,103.7 billion yen	382.9 billion yen	1,233.0 billion yen
ROCE	5.4%	—	5.4%

Note:	The reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2007	Three Months Ended Jun. 30, 2007	Year Ending Mar. 31, 2008 (Forecast)
EBITDA Margin [(c/d)X100]	31.0%	32.1%	31.1%
a Operating Income	1,107.0 billion yen	299.2 billion yen	1,110.0 billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,233.5 billion yen	530.6 billion yen	2,213.0 billion yen
c EBITDA (a+b)	3,340.5 billion yen	829.8 billion yen	3,323.0 billion yen
d Operating Revenues	10,760.6 billion yen	2,585.3 billion yen	10,700.0 billion yen
Operating FCF [(c-d)]	1,103.7 billion yen	382.9 billion yen	1,233.0 billion yen
a Operating Income	1,107.0 billion yen	299.2 billion yen	1,110.0 billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,233.5 billion yen	530.6 billion yen	2,213.0 billion yen
c EBITDA (a+b)	3,340.5 billion yen	829.8 billion yen	3,323.0 billion yen
d Capital Investment	2,236.9 billion yen	446.9 billion yen	2,090.0 billion yen
ROCE [(b/c)X100]	5.4%	—	5.4%
a Operating Income	1,107.0 billion yen	—	1,110.0 billion yen
(Normal Statutory Tax Rate)	41%	—	41%
b Operating Income X(1-Normal Statutory Tax Rate)	654.0 billion yen	—	654.9 billion yen
c Operating Capital Employed	12,009.6 billion yen	—	12,079.7 billion yen

Note:	Figures for consolidated capital investment are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2007	Three Months Ended Jun. 30, 2007
NTT Consolidated Capital Investment	2,236.9	446.9
Payments for property, plant and equipment	1,608.5	426.3
Acquisition of intangible and other assets	619.9	218.7
Other differences	8.5	(198.1)

Financial Results for the Three Months Ended June 30, 2007 August 2, 2007

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors.  These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.
*     “E” in this material represents that the figure is a plan or projection for operation.
**   “FY” in this material represents one fiscal year which is the 12-month period beginning on April
1 of the year prior to the year indicated and ending on March 31 of the year indicated.
*** “1Q” or “First Quarter” in this material represents the 3-month period beginning on April 1 and ending on June 30 of the year indicated.
Disclaimer Information
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation

4.9
(59.9)
21.2
(38.7)
Change
year-on-year
23.8% 0.9% 2,286.0 2,264.8
Operating
expenses
32.5% 3.4% 149.6 144.7 Net income
27.0% (16.7%) 299.2 359.2
Operating
income
24.2% (1.5%) 2,585.3 2,624.0
Operating
revenues
% progress
% change
year-on-year
FY2008/1Q FY2007/1Q

Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
FY2008/1Q Highlights
(Billions of yen)
Decline in both operating revenues and operating income.
27.0% of the forecast for FY2008 operating income has been reached.
*Percentage of annual forecasted results
*

4.6
359.2
299.2
0.8
0.8

12.1
68.8
6.1
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Contributing Factors in Consolidated Operating Income by Segment
(Billions of yen)
Regional
communications
business
Long distance
and international
communications
business
Mobile
communications
business
Data
communications
business
Other
business
Elimination of
intersegment
FY2007/1Q
FY2008/1Q
The mobile communications business segment saw a decrease in profit.
The long distance and international communications business segment and the data communications business segment showed good results in the SI business.

0.2

2,624.0
2,585.3
77.3 126.0
10.3
The percentages by business segments of net
increase in IP/packet communications services
revenues
62%
Regional communications
business segment
36%
Mobile communications
business segment
2%
Long distance and international
communications business segment
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
System integration
revenues and  sales of
telecommunications
equipment
IP/packet
communications
services revenues
Voice related
services revenues
(Billions of yen)
FY2007/1Q
FY2008/1Q
year-on-year
(38.7) (1.5%)
Other revenues
Operating
revenues
IP/packet communications services revenues grew due to increases in  B FLET’S and FOMA subscriptions; voice related services revenues declined.
SI revenues remained strong.
Consolidated Operating Revenues for FY2008 First Quarter

100.0
50.0
200.0
150.0
250.0

4,000
2,000
8,000
6,000
10,000
6,782
195.1
4,076
1,991
1,029
146.6
112.9
86.3
IP/packet communications services
revenues
Number of subscribers for B FLET'S
* The number of subscribers is the amount at the end of each period.
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
FY2007/1Q FY2008/1Q FY2006/1Q FY2005/1Q
(Billions of yen)
(Thousands of subscribers)*
Net increase in B FLET’S subscriptions continued to grow, reaching 6.78 million.
IP-related revenues grew to 195.1 billion yen.
Growth in IP/packet Communications Services
in Regional Communications Business Segment

2,264.8
2,286.0
11.6
4.7
3.7
1.2
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Operating
expenses
Personnel expenses
Other expenses
Expenses for
purchase of goods
and services and
other expenses
FY2007/1Q
FY2008/1Q
(Billions of yen)
year-on-year
+21.2 (+0.9%)
Depreciation expenses
and loss on disposal of
assets
Despite efforts to reduce costs, revenue-linked expenses, such as handset sales and SI, increased.
Consolidated Operating Expenses for FY2008 First Quarter

5 Major Subsidiaries’ Financial Results for FY2008 First Quarter
6.5
8.1
0.0
10.0
20.0
30.0
FY2007/1Q FY2008/1Q
23.1
17.0
0.0
10.0
20.0
30.0
FY2007/1Q FY2008/1Q
487.2
501.4
0.0
200.0
400.0
600.0
FY2007/1Q FY2008/1Q

NTT East
Operating revenues
Operating income
(2.8%)
(26.3%)
NTT West
Operating revenues
Operating income
(2.0%)
+24.8%
Progress
24.4%
Progress
56.8%
Progress
24.2%
Progress
271.9%
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
(Billions of yen)
479.2
469.4
0.0
200.0
400.0
600.0
FY2007/1Q FY2008/1Q
(JPN-GAAP)
(JPN-GAAP)

29.2
15.8
0.0
10.0
20.0
30.0
FY2007/1Q FY2008/1Q
277.3
268.9
0.0
100.0
200.0
300.0
FY2007/1Q FY2008/1Q

NTT Com
Operating revenues Operating income
+3.1%
+84.5%
Progress
24.6%
Progress
39.0%
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
(Billions of yen)
5 Major Subsidiaries’ Financial Results for FY2008 First Quarter
(JPN-GAAP)

1,182.9
1,218.6
0.0
500.0
1,000.0
1,500.0
FY2007/1Q FY2008/1Q
16.3
20.0
0.0
10.0
20.0
30.0
FY2007/1Q FY2008/1Q
218.1
204.1
0.0
100.0
200.0
300.0
FY2007/1Q FY2008/1Q

NTT DoCoMo (consolidated)
Operating revenues
Operating income
+6.8%
+22.6%
NTT DATA (consolidated)
Operating revenues Operating income
(2.9%)
(25.2%)
Progress
20.2%
Progress
21.1%
Progress
25.0%
Progress
26.1%
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
(Billions of yen)
203.9
272.7
0.0
100.0
200.0
300.0
FY2007/1Q FY2008/1Q
5 Major Subsidiaries’ Financial Results for FY2008 First Quarter
(JPN-GAAP)
(U.S. GAAP)

u
Change in depreciation methods used by major subsidiaries (which may increase operating expenses)
Permission to transfer to the government the substitutional portion of the Employee Pension Fund (July 1, 2007)
With the transfer of the substitutional portion of pension assets, a non-cash gain is expected to be recognized.
Under the U.S. GAAP, on a consolidated basis, the gain will be recognized on the day of transfer.
Items Expected to Affect the Impact on Future Consolidated Results of Operation
25.0
18.0
10.0
140.0
130.0
340.0
Amount of gain
(Non-Cash)
On the day of permission (FY 2008/2Q)
JPN-GAAP
NTT Com
On the day of permission (FY 2008/2Q)
JPN-GAAP
NTT West
On the day of permission (FY 2008/2Q)
JPN-GAAP
NTT East
On the day of transfer (undetermined)
U.S.GAAP
NTT DoCoMo
(Consolidated)
On the day of permission (FY 2008/2Q)
JPN-GAAP
NTT DATA
(Consolidated)
On the day of transfer (undetermined)
U.S.GAAP
NTT
(Consolidated)
Recognition of gain (timing) Company
Pro-forma information
(as of March 31, 2007)
(Billions of yen)
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
u
Impact from transfer of substitutional portion of employee pension fund (which may decrease operating expenses)

45,950
45,124
44,323 43,343
42,399
38,978
6,273
6,951 7,152
7,338 7,515
7,684
0
20,000
40,000
60,000
2006.6 2006.9 2006.12 2007.3 2007.6 2008.3 E
4,076
4,723
5,362
6,076
6,782
9,476
5,673
5,485
5,323
5,193
4,423
5,586
0
3,000
6,000
9,000
12,000
15,000
2006.6 2006.9 2006.12 2007.3 2007.6 2008.3 E

9,749
10,310
10,847
11,399
11,975
13,899 13,899
6,274
3,400
(900)
3,100
581 567 518 619
(130)
706
641
(162)
714
(102) (87) (9)
639 647 657
1,385
1,966
2,533
3,174 3,793
53,634 52,639 51,661
50,495
49,350
45,250
(4,365)
(879)
(5,245)
(1,145)
(201)
(944)
(1,166)
(186)
(980)
(978) (995) (1,136)
(177) (169) (176)
(801) (826) (960)
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Fixed-line Telephone Services
Broadband Access Services
Number of Subscribers for Broadband Access Services and Fixed-line Telephone Services
FLET’S ADSL
B FLET’S
Optical IP Telephone
(Thousands)
(Thousands)
INS-Net
Telephone Subscriber Lines
Change from the previous quarter
Change from the previous quarter
*1. No. of B FLET‘S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.
*2. No. of Optical IP Phone Services is calculated by No. of thousand channels.
*3. No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog LitePlan is included).
*4. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64.  For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).
Year
over
year
fore-
casted
change
Year
over
year
fore-
casted
change
B FLET’S
FLET’S ADSL
Optical
IP Telephone
(“Hikari Phone”)
1
2
Telephone
Subscriber Lines
ISDN
Total
3
4

*   Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-Net) is the weighted average value of Telephone Subscriber Lines ARPU and INS-Net ARPU.  Please see page 17 regarding the calculation of ARPU.

5,800
5,600
5,400
2,800
2,600
3,000
5,200
5,240 5,240 5,330 5,320 5,330
5,410 5,400 5,510 5,480 5,480
2,620 2,630 2,670 2,670 2,660
2,730 2,740 2,780 2,770 2,770
5,220 5,310
5,380 5,470
2,620 2,660
2,730 2,760
2,970 2,980 3,030 3,030 3,020
3,120 3,130 3,190 3,180 3,180
2,970 3,020
3,120 3,170
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
ARPU of Telephone Subscriber Lines and INS-NET Subscriber Lines
(Yen)
FY2007/1Q FY2007/2Q
FY2008 E
FY2007/3Q FY2007/4Q FY2008/1Q
FY2007
INS-Net
Telephone
Subscriber
Lines
Aggregate Fixed
Line  (Telephone
Subscriber Lines
+ INS-Net)*
East
West
East
West
East
West
(West) INS-Net
(East) INS-Net
(West) Telephone Subscriber Lines
(East) Telephone Subscriber Lines

B FLET’S ARPU is calculated by dividing revenues from B FLET’S and Optical IP Telephone (“Hikari Phone”)
services by the number of B FLET’S subscribers.

5,400
5,000
4,800
4,600
5,350 5,260 5,190 5,060 4,900
5,060 5,190 5,140 5,010 4,780
5,470 5,120
5,240 5,050
5,200
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
ARPU of B FLET’S
(Yen)
(West) B FLET’S
(East) B FLET’S
FY2007/1Q FY2007/2Q FY2008 E FY2007/3Q FY2007/4Q FY2008/1Q FY2007
*  B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West. Please see page 17 regarding the calculation of ARPU.
B FLET’S
East
West
4,400

51,672
52,103
52,214
52,621
52,846
53,890
26,217
29,098
32,114
35,529
37,854
44,420
0
20,000
40,000
60,000
2006.6 2006.9 2006.12 2007.3 2007.6 2008.3 E
1,269
8,891
3,416
407
2,325
225
3,015 2,882 2,753
111 431 529
50.7%
55.8%
61.5%
67.5%
71.6%
82.4%
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Number of Subscribers for Cellular
Cellular total
FOMA
(Thousands)
% of FOMA subscribers
FOMA
Cellular total
*  The number of communication module service subscribers is included in total cellular subscribers.
Change from the previous quarter
Year
over
year
fore-
casted
change

4,000
4,500
5,000
5,500
6,000
6,500
7,000
7,500
8,000
8,500
9,000
FOMA+mova
FOMA
mova

6,560 6,530 6,670 6,720 6,900
7,370 7,500 7,780 7,970 8,300
4,600 4,720 5,070 5,240 5,540
6,480 6,700
7,150 7,860
4,370 5,180
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
ARPU of Cellular* (FOMA + mova)
Yearly basis
FY2007/1Q
FY2007/2Q
FY2008 E
FY2007/3Q FY2007/4Q FY2008/1Q
FY2007
*  Communications module service subscribers and the revenues thereof are not included in the calculation of cellular ARPU.  Please see page 17 regarding the calculation of ARPU.
FOMA+mova
FOMA
mova
Quarterly basis
(Yen)

Total operating income of subsidiaries
other than 5 major ones
(excluding the effect of dividends
received by NTT (Holdings))
(JPN-GAAP)
(Appendix) Analysis of difference between consolidated operating income and total operating income of 5 major subsidiaries

334.6
359.2
3.4
278.4
299.2
13.0
7.8
21.2
FY2007/1Q
FY2008/1Q
(Billions of yen)
Total operating
income of 5 major
subsidiaries
(JPN-GAAP)
Consolidated
operating income
(U. S. GAAP)
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Elimination and
U.S. GAAP
adjustments

10,700.0
24.2%
(38.7)
( 1.5%)
2,585.3
21.2
0.9%
9,590.0
23.8%
2,286.0
1,110.0
27.0%
(59.9)
(16.7%)
299.2
1,110.0
28.2%
(47.4)
(13.1%)
312.9
460.0
32.5%
4.9
3.4%
149.6
(35.7)
(2.9%)
13.9
6.8%
8.3
3.1%
(9.7)
(2.0%)
(14.2)
(2.8%)
1.8
1.0%
4,728.0
25.0%
1,080.0
20.2%
1,129.0
24.6%
1,939.0
24.2%
2,000.0
24.4%
381.0
47.5%
1,182.9 218.1 277.3 469.4
487.2 181.0
3,948.0
24.8%
985.0
20.1%
1,054.0
23.5%
1,936.0
23.8%
1,970.0
23.9%
173.0
20.3%
33.2
3.5%
10.2
5.5%
(5.0)
(2.0%)
(11.4)
(2.4%)
(8.1)
(1.7%)
1.2
3.6%
979.0 198.0 248.0 461.2 470.1 35.1
(68.8)
(25.2%)
3.6
22.6%
13.4
84.5%
1.6
24.8%
(6.0)
(26.3%)
0.6
0.4%
780.0
26.1%
95.0
21.1%
75.0
39.0%
3.0
271.9%
30.0
56.8%
208.0
70.1%
203.9 20.0 29.2 8.1 17.0 145.8
(68.9)
(25.1%)
4.1
24.9%
14.1
73.9%
3.7
39.9%
(5.6)
(18.6%)
0.3
0.3%
788.0
26.1%
91.0
22.7%
75.0
44.5%
20.0
66.6%
50.0
49.1%
213.0
69.1%
205.5 20.6 33.4 13.3 24.5 147.1
(40.7)
(24.9%)
0.8
7.7%
0.0
0.6%
2.8
46.9%
(0.2)
(1.2%)
1.3
0.9%
476.0
25.8%
51.0
23.3%
40.0
37.4%
15.0
59.6%
42.0
45.7%
212.0
68.3%
122.8 11.8 14.9 8.9 19.2 144.8
*2
*2 *2
*2
*2
(Appendix) Consolidated and Main Subsidiaries’ Financial Results
(Billions of yen)
*1. The number of consolidated subsidiaries is 422 and the number of companies accounted for under the equity method is 92.
*2. "Income before Income Taxes" for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Change year-on-year
(% change)
Operating Revenues
Operating Expenses
Operating Income
Income before
Income Taxes
Net Income
Forecasts for FY2008
(% progress)
Change year-on-year
(% change)
Forecasts for FY2008
(% progress)
Change year-on-year
(% change)
Forecasts for FY2008
(% progress)
Change year-on-year
(% change)
Forecasts for FY2008
(% progress)
Change year-on-year
(% change)
Forecasts for FY2008
(% progress)
NTT
Consolidated
(US-GAAP)
*1
NTT
East
(JPN-GAAP)
NTT
West
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
NTT
DATA
(JPN-GAAP)
NTT
DoCoMo
(US-GAAP)
NTT
(Holdings)
(JPN-GAAP)
FY2008/1Q

Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis.  In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-Net and B
FLET’S, by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month
(i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of our
ARPU figures are based on our financial results comprising our U. S. GAAP results of operations.
We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.
• Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone
Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from
FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.
• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.
• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.
• B FLET’S ARPU: Calculated based on revenues from B FLET’S and revenues from monthly charges, call charges and connection device charges for Hikari Phone, both of which are included in operating revenues from IP Services.
- B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.
Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone
Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and B FLET’S ARPU.
For purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber
Lines ARPU, the No. of subscribers is determined using the No. of lines for each service.
In terms of No. of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS- Net 64 subscriptions.
For purposes of calculating B FLET’S ARPU, the No. of subscribers is determined based on No. of B FLET’S subscribers, including FLET’S Hikari Premium and FLET’S Hikari
Mytown provided by NTT West.
We compute ARPU for our cellular business using 3 aggregate measures.
• Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).
- Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services.
• Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).
- Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet
ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.
• Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU  (mova).
- Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.
Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.
No. of active subscribers used in the ARPU calculation are as below:
- FY Results & Forecast: Sum of No. of active subscribers*(as defined below) for each month from Apr. to Mar.
- 1Q Results: Sum of No. of active subscribers* for each month from Apr. to Jun.
- 2Q Results: Sum of No. of active subscribers* for each month from Jul. to Sep.
- 3Q Results: Sum of No. of active subscribers* for each month from Oct. to Dec.
- 4Q Results: Sum of No. of active subscribers* for each month from Jan. to Mar.
*active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2
(Appendix) Calculation of ARPU
No. of active subscribers* used in ARPU calculation for FY Forecast of NTT East and NTT West are as below:
- FY Forecast: The average expected active No. of subscribers (No. of subscribers at end of the previous Mar. + No. of expected subscribers at end of the following Mar.)/2)x12